EXHIBIT (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares Of Common Stock

of

InSite Vision Incorporated

at

$0.35 Per Share

by

THEA ACQUISITION CORP.

a wholly owned subsidiary of

Ranbaxy, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, (THE END OF THE DAY) ON TUESDAY, OCTOBER 27, 2015 UNLESS THE OFFER IS

EXTENDED.

Thea Acquisition Corp., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Ranbaxy, Inc., a Delaware corporation (“Ranbaxy”), which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”) and the ultimate parent of Ranbaxy and the Purchaser, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), of InSite Vision Incorporated, a Delaware corporation (“InSite”), at a price of $0.35 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated as of September 28, 2015 (as amended and restated, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among InSite, Ranbaxy and the Purchaser. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser and InSite will merge (the “Merger”), with InSite as the surviving corporation in the Merger continuing as a wholly owned subsidiary of Ranbaxy. As a result of the Merger, each outstanding Share (other than Shares owned by Ranbaxy, the Purchaser or InSite (or held in its treasury), any subsidiary of Ranbaxy or InSite, or by any stockholder of InSite who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive an amount equal to the Offer Price.

INSITE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES

INTO THE OFFER.

On September 11, 2015, the InSite Board of Directors resolved, among other things, (i) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated on July 16, 2015 and August 26, 2015, by and among InSite, QLT Inc. and Isotope Acquisition Corp. (the “QLT Merger Agreement”)), (ii) that it was in the best interests of InSite and its stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (iii) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) to authorize and approve the Top-Up Option (as defined in Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase) and the issuance of Shares in connection with the Top-Up Option, and

(v) to recommend that the stockholders of InSite tender their Shares to the Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

There is no financing condition to the Offer. The Offer is, however, subject to the satisfaction of the Minimum Condition (as defined in the “Introduction” to the Offer to Purchase) and the other conditions described in Section 15—“Conditions of the Offer” of this Offer to Purchase. A summary of the principal terms of the Offer appears in Section 1—“Terms of the Offer” of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent at its address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery (as it may be amended or supplemented, the “Notice of Guaranteed Delivery”) and other related materials may be obtained from the Information Agent or at the website maintained by the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. Stockholders of InSite also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Call Collect: (212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

September 29, 2015

IMPORTANT

Stockholders of InSite desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•	contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase before the expiration of the Offer; and

•	transfer the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Depositary, is at the election and risk of the tendering stockholder.

* * * * *

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

SCHEDULE I	INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF SUN PHARMACEUTICALS INDUSTRIES LTD., RANBAXY, INC. AND THEA ACQUISITION CORP.	64

SUMMARY TERM SHEET

Thea Acquisition Corp. (the “Purchaser”), a Delaware corporation, is a wholly owned subsidiary of Ranbaxy, Inc. (“Ranbaxy”), a Delaware corporation, which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”) and the ultimate parent of Ranbaxy and the Purchaser. The Purchaser is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “InSite Common Stock” or the “Shares”), of InSite Vision Incorporated, a Delaware corporation (“InSite”), for $0.35 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated as of September 28, 2015 (as amended and restated, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among InSite, Ranbaxy and the Purchaser, which provides, among other things, that following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser and InSite will merge (the “Merger”), with InSite as the surviving corporation in the Merger continuing as a wholly owned subsidiary of Ranbaxy (the “Surviving Corporation”). The following are answers to some questions that you, as a stockholder of InSite, may have about the Offer. We urge you to carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this Summary Term Sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to the Purchaser and, where appropriate, Ranbaxy and Sun Pharma. We use the term “Sun Pharma” to refer to Sun Pharmaceutical Industries Ltd. alone, “Ranbaxy” to refer to Ranbaxy, Inc. alone, the term “Purchaser” to refer to Thea Acquisition Corp. alone and the term “InSite” to refer to InSite Vision Incorporated. See the “Introduction” and Section 9—“Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser” of this Offer to Purchase.

Securities Sought:	All of the outstanding shares of common stock, par value $0.01 per share, of InSite.

Offer Price Per Share:	$0.35 net to the holder thereof in cash, without interest thereon and less any required withholding of taxes.

Scheduled Expiration of the Offer:	12:00 midnight, New York City time, (the end of the day) on October 27, 2015 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire).

The Purchaser:	Thea Acquisition Corp., a wholly owned subsidiary of Ranbaxy.

Recommendation of the InSite Board of Directors:

On September 11, 2015, the InSite Board of Directors (the “InSite Board”) resolved, among other things, (i) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated on July 16, 2015 and August 26, 2015, by and among InSite, QLT Inc. and Isotope Acquisition Corp. (the “QLT

Merger Agreement”)); (ii) that it was in the best interests of InSite and its stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (iii) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) to authorize and approve the Top-Up Option (as defined below) and the issuance of Shares in connection with the Top-Up Option, and (v) to recommend that the stockholders of InSite tender their Shares to the Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

Who is offering to buy my securities?

The Purchaser, a Delaware corporation, was formed for the purpose of making this Offer. The Purchaser is a wholly owned subsidiary of Ranbaxy, a Delaware corporation, and each of the Purchaser and Ranbaxy is a wholly owned indirect subsidiary of Sun Pharma, a company registered and existing in India under the Companies Act, 2013. Sun Pharma is the world’s fifth largest specialty generic pharmaceutical company.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer” of this Offer to Purchase.

How much are you offering to pay? Will I have to pay any fees or commissions?

We are offering to pay $0.35 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes. If you are a stockholder of InSite who has Shares registered in your name and you tender directly to the Depositary, you will not be charged brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” and Section 1—“Terms of the Offer” of this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire InSite. If the Offer is consummated, Ranbaxy intends, as soon as practicable after completion of the Offer, to cause the Purchaser to consummate the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Ranbaxy. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer; Plans for InSite; Other Matters” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. InSite, Ranbaxy and Merger Sub have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following completion of the Offer, the Merger. See Section 12—“Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer” of this Offer to Purchase.

How does this Offer relate to the announced transaction between InSite and QLT?

On June 8, 2015, InSite and QLT announced they had entered into the QLT Merger Agreement pursuant to which QLT agreed to acquire InSite in a stock-for-stock transaction, and on August 26, 2015, InSite and QLT announced the QLT Merger Agreement had been amended and restated to, among other things, increase the consideration offered by QLT from 0.048 shares of QLT common shares per share of InSite Common Stock to 0.078 shares of QLT common shares per share of InSite Common Stock (or such lower or higher amount as described in more detail below). Pursuant to the terms of the QLT Merger Agreement, QLT would acquire InSite through its indirect wholly owned subsidiary, Isotope Acquisition Corp., and InSite stockholders would have received 0.078 shares of QLT common shares per share of InSite Common Stock (or, in certain instances, a number of QLT common shares equal to either $0.25 or $0.30 divided by the volume weighted average trading price of QLT shares for the 15-trading day period ending on the trading day immediately preceding the closing of the proposed merger.

On September 15, 2015, InSite terminated the QLT Merger Agreement in accordance with its terms and Ranbaxy paid in full the termination fee of $2,667,000 to QLT pursuant to Section 7.2(c) of the QLT Merger Agreement.

Do you have the financial resources to make payment?

Yes. Ranbaxy, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion or termination of the Offer in accordance with the terms and conditions of the Merger Agreement. Ranbaxy intends to obtain such funds from its cash on hand. The Offer is not conditioned upon Sun Pharma, Ranbaxy or us obtaining financing. See Section 13—“Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

See Section 13—“Source and Amount of Funds” of this Offer to Purchase.

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can be completed only if, among other things, the Minimum Condition (as defined below) is satisfied.

The InSite Board has approved and adopted the Merger Agreement. The InSite stockholders will be required to approve the Merger Agreement only if we do not acquire at least 90% of the outstanding Shares in the Offer, and any subsequent exercise of the Top-Up Option (as defined below) or otherwise, in which case we would not be able to consummate the Merger as a “short-form” merger pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”) without the approval of the InSite stockholders.

Any solicitation of proxies or consents from InSite stockholders to adopt the Merger Agreement will be made pursuant to separate materials complying with the rules and regulations of the SEC.

How long do I have to decide whether to tender my Shares in the Offer?

You will have at least until the expiration of the Offer to tender your Shares in the Offer. The current expiration of the Offer is 12:00 midnight, New York City time, (the end of the day) on October 27, 2015, unless we extend the period of time for which the initial offering period of the Offer is open. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•	Unless the Offer is terminated in accordance with the Merger Agreement, we will extend the Offer for one or more periods of up to twenty (20) business days each if, at the then-scheduled expiration of the Offer, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase are not satisfied or, where permitted by applicable law, waived by us or Ranbaxy.

•	We will also extend the Offer for any period required by applicable law or applicable rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer.

In no event will the Purchaser be required to extend the Offer for any reason beyond January 29, 2016.

Following our acceptance and payment for Shares tendered in the Offer, we will, if required, in order to enable us to acquire 90% of the Shares then outstanding assuming exercise of the Top-Up Option, provide for one “subsequent offering period” (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended) of not less than three (3) or more than twenty (20) business days (the “Subsequent Offering Period”) as determined in the sole discretion of Ranbaxy or the Purchaser. During such Subsequent Offering Period all Shares that are validly tendered pursuant to the Offer will be immediately accepted for payment by the Purchaser and the Purchaser will immediately pay for such Shares at the Offer Price.

However, if any condition to the Offer shall not have been satisfied or waived (to the extent waivable by Ranbaxy or the Purchaser) prior to November 2, 2015, then, on or prior to November 13, 2015, the Purchaser shall be permitted to irrevocably and unconditionally terminate the Offer. If we elect to terminate the Offer in these circumstances, the parties to the Merger Agreement have agreed to seek to complete the Merger using a “long-form” merger structure and InSite has agreed to hold a special meeting of its stockholders to consider and vote on the adoption of the Merger Agreement. InSite will separately mail a proxy statement related to that special meeting to InSite’s stockholders of record as of the record date for the meeting.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

What is the difference between an extension of the Offer and the Subsequent Offering Period?

Except as described in the next sentence, if the Offer is extended, no Shares will be accepted or paid for until following the Expiration Time (as so extended), and you will be able to withdraw your Shares until the Expiration Time.

The Subsequent Offering Period, if it is provided, would occur after the Acceptance Time (as defined below) and after we have become obligated to pay for all Shares that were validly tendered and not properly withdrawn prior to the Expiration Time. Shares that are validly tendered during a Subsequent Offering Period will be immediately accepted for payment by the Purchaser, the Purchaser will immediately pay for such Shares at the Offer Price and such Shares cannot be withdrawn. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the Depositary for the Offer, of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer” of this Offer to Purchase.

If we are required to provide the Subsequent Offering Period, a public announcement of such period or extension will be made not later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Time of the Offer or the date of termination of any prior Subsequent Offering Period.

What is the “Minimum Condition” to the Offer?

We are not obligated to accept for payment or pay for any Shares in the Offer unless the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Ranbaxy or any of its wholly owned direct or indirect subsidiaries or with respect to which Ranbaxy or any of its wholly owned direct or indirect subsidiaries otherwise have, directly or indirectly, voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis) (collectively, the “Minimum Condition”). Pursuant to the Merger Agreement, the satisfaction of the Minimum Condition will be determined without counting Shares tendered via guaranteed delivery procedures unless the Depositary has received all required items on account of such Shares at or prior to the expiration of the Offer.

What are the conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to accept for payment or pay for any validly tendered Shares (subject to applicable rules and regulations of the SEC) and may delay the acceptance for payment of or the payment for any validly tendered Shares (subject to applicable rules and regulations of the SEC), unless the following conditions are satisfied:

(i)	there is no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect, and no law has been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the Merger (the “Governmental Authority Condition”);

(ii)	certain representations and warranties made by InSite in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement are accurate (the “Representations Condition”);

(iii)	InSite shall have performed in all material respects its obligations and agreements under the Merger Agreement and shall have complied in all material respects with the covenants to be performed and complied with by it under the Merger Agreement at or prior to the Expiration Time of the Offer (the “Covenants Condition”);

(iv)	since the date of the Merger Agreement, there shall not have occurred any event, change or effect that have had or would have a Material Adverse Effect (as defined in Section 15—“Conditions of the Offer” of this Offer to Purchase) on InSite (the “Material Adverse Effect Condition”);

(v)	InSite shall have furnished Ranbaxy with a certificate dated the Expiration Time of the Offer signed on its behalf by the Chief Financial Officer of InSite to the effect that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied; and

(vi)	the Merger Agreement has not been terminated in accordance with its terms.

See Section 15—“Conditions of the Offer” of this Offer to Purchase for a complete description of the conditions to the Offer.

How do I tender my Shares?

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender your Shares to the Purchaser on your behalf before the expiration of the Offer.

If your Shares are registered in your name and held in book-entry form (i.e., no stock certificates have been issued to you):

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any other required documents to the Depositary, at its address on the back of this Offer to Purchase before the expiration of the Offer; and

•	transfer the Shares through book-entry transfer into the account of the Depositary before the expiration of the Offer.

If your Shares are registered in your name and held as physical certificates (i.e., stock certificates have been issued to you):

•	complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	deliver the Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase, before the expiration of the Offer.

If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as it may be amended or supplemented, the “Notice of Guaranteed Delivery”). Please call the Information Agent, MacKenzie Partners, Inc., at (212) 929-5500 (Call Collect) or (800) 322-2885 (Call Toll-Free).

See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase for more details.

Until what time may I withdraw previously tendered Shares?

You may withdraw Shares that you have previously tendered in the Offer at any time until the Offer has expired. In addition, unless we accepted your Shares for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after November 28, 2015. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 4—“Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by delivering a written notice of withdrawal with the required information to the Depositary before the Offer expires. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights” of this Offer to Purchase.

Have any stockholders previously agreed to tender their Shares?

No. We have not previously entered into any agreements with any stockholders of InSite with respect to the tender of Shares into the Offer.

How long will it take to complete the proposed transaction?

The timing of completing the Offer and the Merger will depend on a variety of factors. We announced the Offer to facilitate the acquisition of InSite as promptly as practicable. If the conditions to the Offer are satisfied, we expect that the Offer will be consummated promptly following the Expiration Time. In accordance with the Merger Agreement, the Merger is expected to take place on the third business day after the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions to the Merger set forth in the Merger Agreement (including the consummation of the Offer), as described in Section 12—“Merger Agreement; Other Agreements” If we receive tenders in the Offer of at least 90% of the outstanding Shares on a fully diluted basis, or sufficient tenders to enable us to exercise the Top-Up Option (as defined below), we anticipate that the Merger would be completed shortly following completion of the Offer.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, the Purchaser will merge with and into InSite. If the Merger takes place, Ranbaxy will own all of the Shares, and all of the remaining stockholders of InSite, other than InSite, Ranbaxy, the Purchaser, any of their respective direct or indirect wholly owned subsidiaries and any dissenting stockholders of InSite that properly exercise appraisal rights, will receive an amount equal to the Offer Price, without interest and subject to any required withholding of taxes. See “Introduction” to this Offer to Purchase. See also Section 12—“Merger Agreement; Other Agreements” and Section 15—“Conditions of the Offer” of this Offer to Purchase for a description of the conditions to the Merger and the Offer.

If you terminate the Offer, will you nevertheless complete the Merger?

In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger following the termination of the Offer after receipt of the approval of the adoption of the Merger Agreement by the stockholders of InSite. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than the addition of a condition that stockholders have adopted the Merger Agreement.

If we terminate the Offer, InSite has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

If the Merger occurs, will InSite continue as a public company?

No. Following the consummation or at termination of the Offer, we, Ranbaxy and InSite expect to consummate the Merger as promptly as practicable thereafter. If the Merger takes place, no Shares will be publicly owned.

If I decide not to tender, how will the Merger affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain an InSite stockholder. However, there may be so few remaining stockholders and publicly traded Shares that there may not be an active public trading market for the InSite Common Stock. Also, InSite may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See “Introduction” and Section 7—“Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Exchange Act Registration; Margin Regulations” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

The closing price for the Shares reported on the OTC Bulletin Board was $0.14 per Share on June 5, 2015, the last full day of trading prior to the announcement of the execution of the QLT Merger Agreement. The closing price for the Shares reported on the OTC Bulletin Board was $0.34 per share on September 14, 2015, the last trading day before we announced the Merger Agreement, and $0.34 per share on September 28, 2015, the last full trading day prior to the commencement of the Offer. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase are satisfied or waived and the Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $0.35 in cash without interest and subject to any required withholding of taxes promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares” of this Offer to Purchase.

What is the Top-Up Option and when could it be exercised?

If we acquire less than 90% of the outstanding Shares in the Offer, we have the option in specified circumstances to purchase from InSite additional Shares sufficient to cause us to own more than 90% of the Shares then outstanding (the “Top-Up Option”). The purpose of the Top-Up Option is to permit us to consummate the Merger as a “short-form” merger pursuant to Section 253 of DGCL and without convening a meeting of the stockholders of InSite. We expect to exercise (and InSite may require us to exercise) the Top-Up Option, subject to the limitations set forth in the Merger Agreement and InSite’s certificate of incorporation, if we acquire more than 76% but less than 90% of the outstanding Shares in the Offer. See Section 11—“Purpose of the Offer; Plans for InSite; Other Matters” and Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

How will my outstanding options be treated in the Offer and the Merger?

Options to acquire Shares may not be tendered in the Offer. If you wish to tender Shares subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received in the Offer. Pursuant to the terms of the Merger Agreement and subject to the conditions therein, each option to purchase Shares that is unexercised and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) shall at the Effective Time (i) to the extent not then vested or exercisable, become fully vested and exercisable and (ii) be cancelled in exchange for a cash payment in an amount equal to the excess, if any, of the Offer Price over the exercise price of such option. See Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

How will my outstanding warrants be treated in the Offer and the Merger?

Warrants to purchase Shares (collectively, the “InSite Warrants”) may not be tendered in the Offer. If you wish to tender Shares subject to an InSite Warrant, you must first exercise your InSite Warrant (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received in the Offer. Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the earlier of (i) the time that the Purchaser accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer (the date and time of such acceptance for payment, the “Acceptance Time”) and (ii) the Effective Time, each InSite Warrant that is outstanding and unexercised as of such earlier time shall be cancelled and shall only entitle the holder of such InSite Warrant to receive at such time an amount in cash equal to the product of (x) the total number of Shares subject to such InSite Warrant immediately prior to such time times (y) the excess, if any, of the Offer Price over the exercise price per share of InSite Common Stock under such InSite Warrant, without interest, less applicable taxes required to be withheld with respect to such payment. See Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

What are the material United States federal income tax consequences of tendering my Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder (as defined below) that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s tax basis in the Shares sold or exchanged. In general, a non-U.S. holder (as defined below) that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be subject to United States federal income tax in respect of such sale of Shares or receipt of cash, unless such holder has certain connections to the United States. A summary of the material United States federal income tax consequences of the Offer and the Merger is included in Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase.

You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer and the Merger in light of your particular circumstances. See Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of InSite who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, however, each stockholder of InSite whose Shares have not been purchased by the Purchaser pursuant to the Offer, and who has neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of InSite desiring to exercise any available appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 11—“Purpose of the Offer; Plans for InSite; Other Matters” of this Offer to Purchase.

Who should I call if I have questions about the Offer? Where do I get additional copies of the Offer documents?

You may call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or toll-free at (800) 322-2885. MacKenzie Partners, Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

To All Holders of Shares of Common Stock of InSite Vision Incorporated:

INTRODUCTION

Thea Acquisition Corp., a Delaware corporation (the “Purchaser”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “InSite Common Stock” or the “Shares”) of InSite Vision Incorporated, a Delaware corporation (“InSite”), at a price of $0.35 per Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with this Offer to Purchase, the “Offer”). The Purchaser is a wholly owned subsidiary of Ranbaxy, Inc. (“Ranbaxy”), a Delaware corporation, which is an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”) and the ultimate parent of Ranbaxy and the Purchaser. Sun Pharma is the world’s fifth largest specialty generic pharmaceutical company.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 15, 2015, as amended and restated as of September 28, 2015 (as amended and restated, and as it may be further amended or supplemented from time to time, the “Merger Agreement”), by and among InSite, Ranbaxy and the Purchaser. Under the Merger Agreement, after the completion of the Offer and subject to specified conditions, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will merge with and into InSite (the “Merger”), with InSite continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Ranbaxy. When the Merger is completed, each Share then outstanding (other than Shares that are held by InSite, Ranbaxy, the Purchaser, any of their respective direct or indirect wholly owned subsidiaries and any dissenting stockholders of InSite that properly exercise appraisal rights under the DGCL) will be converted into the right to receive $0.35, net to the holder thereof in cash, without interest and less any required withholding of taxes. The Merger Agreement is described in detail in Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

On September 11, 2015, the InSite Board of Directors (the “InSite Board”) resolved, among other things, (i) that the proposal from Sun Pharma continued to constitute a Company Superior Proposal (as defined in the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated on July 16, 2015 and August 26, 2015, by and among InSite, QLT Inc. and Isotope Acquisition Corp. (the “QLT Merger Agreement”)), (ii) that it was in the best interests of InSite and its stockholders and advisable to terminate the QLT Merger Agreement and to enter into the Merger Agreement, (iii) to approve the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) to authorize and approve the Top-Up Option (as defined below) and the issuance of Shares in connection with the Top-Up Option, and (v) to recommend that the stockholders of InSite tender their Shares to the Purchaser or Ranbaxy pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger (the “InSite Board Recommendation”).

A more complete description of the InSite Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the United States Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to the stockholders of InSite in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

Tendering stockholders of InSite who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions. However, if a stockholder of InSite does not complete and sign the Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption, he or she may be subject to a required backup United States federal income tax withholding (currently at a rate of 28%) of the gross proceeds payable to such stockholder. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Ranbaxy will pay all charges and expenses of the Depositary and MacKenzie Partners, Inc., the Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses” of this Offer to Purchase.

There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Governmental Authority Condition, (iii) the Representations Condition, (iv) the Covenants Condition and (v) the Material Adverse Effect Condition, each as defined below. The “Minimum Condition” requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Ranbaxy or any of its wholly owned direct or indirect subsidiaries or with respect to which Ranbaxy or any of its wholly owned direct or indirect subsidiaries otherwise have, directly or indirectly, voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis). The “Governmental Authority Condition” requires that no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect, and no law has been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the Merger. The “Representations Condition” requires that certain representations and warranties made by InSite in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement are accurate. The “Covenants Condition” requires that InSite shall have performed in all material respects its obligations and agreements under the Merger Agreement and shall have complied in all material respects with the covenants to be performed and complied with by it under the Merger Agreement at or prior to the Expiration Time. The “Material Adverse Effect Condition” requires that since the date of the Merger Agreement, there shall not have occurred any event, change or effect that has had or would have a Material Adverse Effect (as defined in Section 15—“Conditions of the Offer” of this Offer to Purchase) on InSite. The Offer also is subject to certain other terms and conditions. See Section 1—“Terms of the Offer,” Section 15—“Conditions of the Offer” and Section 16—“Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

InSite has informed the Purchaser that, as of September 23, 2015, there were (i) 131,951,000 Shares issued and outstanding, (ii) no Shares held in the treasury of InSite, (iii) 23,226,342 Shares issuable upon exercise of outstanding options awarded under InSite’s stock plans and (iv) 23,333,902 Shares issuable pursuant to warrants to purchase Shares. None of Ranbaxy, the Purchaser or any of their respective affiliates beneficially own any Shares. As a result, assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued after September 23, 2015, the Minimum Condition will be satisfied if at least 76,769,014 Shares, which represent approximately 50% of the outstanding Shares (determined on a fully diluted basis), are validly tendered and not properly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be validly tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding voting securities (determined on a fully diluted basis) of InSite on the date and time that the Purchaser accepts Shares for payment pursuant to the Offer (the “Acceptance Time”).

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase on or prior to the expiration of the Offer. The Offer will expire at 12:00 midnight, New York City time, (the end of the day) on October 27, 2015, unless the Purchaser, under applicable law or the Merger Agreement, is required to extend the period of time for which the initial offering period of the Offer is open. See Section 1—“Terms of the Offer” of this Offer to Purchase for a description of the Purchaser’s rights and obligations with respect to extensions of the Offer.

Following the Purchaser’s acceptance and payment for Shares tendered in the Offer, the Purchaser will, if required, in order to enable it to acquire 90% of the Shares then outstanding, provide for one “subsequent offering period” (as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of not less than three (3) or more than twenty (20) business days (the “Subsequent Offering Period”) as determined in the sole discretion of Ranbaxy and the Purchaser. During the Subsequent Offering Period, all Shares that are validly tendered pursuant to the Offer will be immediately accepted for payment by the Purchaser and the Purchaser will immediately pay for such Shares at the Offer Price. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Pursuant to the Merger Agreement, InSite granted to the Purchaser an irrevocable option (the “Top-Up Option”) to purchase, exercisable only after the acceptance for payment of Shares in the Offer, to purchase, at a price per share equal to the Offer Price, additional Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by the Purchaser or Ranbaxy, will constitute one Share more than 90% of the Shares then outstanding (after giving effect to the exercise of the Top-Up Option). The Top-Up Option is not exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed InSite’s then authorized and unissued Shares (treating any Shares owned by InSite as treasury stock as unissued) and (ii) if immediately after exercise and the issuance of Shares pursuant to the Top-Up Option, the Purchaser would not hold of record at least 90% of the outstanding Shares. The aggregate par value of the Shares issued pursuant to the Top-Up Option is to be paid in cash and the balance of the aggregate price is to be paid by delivery of a promissory note which will be full recourse against the Purchaser, guaranteed by Ranbaxy, bearing interest at the prime rate, and having a maturity of one year. The Purchaser may exercise the Top-Up Option only after the Acceptance Time. The purpose of the Top-Up Option is to permit us to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL and without convening a meeting of the stockholders of InSite. Following the Offer, if the Purchaser would not own at least 90% of the outstanding Shares, a vote of the stockholders of InSite is required to consummate the Merger. In such case, the approval of the Merger at a meeting of the stockholders of InSite would be assured because of Purchaser’s ownership of at least a majority of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer. See Section 11—“Purpose of the Offer; Plans for InSite; Other Matters” and Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

Following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Purchaser will merge with and into InSite, with InSite continuing as the Surviving Corporation. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are held by InSite, Ranbaxy, the Purchaser, any of their respective direct or indirect wholly owned subsidiaries and any dissenting stockholders of InSite that properly exercise appraisal rights under the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $0.35 net to the holder in cash, or any higher price paid per Share in the Offer, without interest and less any required withholding of taxes (the “Merger Consideration”). Section 12 of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5 of this Offer to Purchase describes the material United States federal income tax consequences of the sale of Shares in the Offer (including any Subsequent Offering Period) and the Merger.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares, unless the Merger is consummated as a short-form merger in accordance with Section 253 of the DGCL as described below. As a result, if the Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived by us and the Offer is completed, the Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved by the stockholders of InSite. See Section 11—“Purpose of the Offer;

Plans for InSite; Other Matters” of this Offer to Purchase. In the event that the Minimum Condition is not satisfied, and in certain other circumstances, the parties have agreed to complete the Merger following the termination of the Offer after receipt of the approval of the adoption of the Merger Agreement by the stockholders of InSite. In that case, the consummation of the Merger would be subject to conditions similar to the Offer conditions, other than the addition of a condition that stockholders have adopted the Merger Agreement. If we terminate the Offer, InSite has agreed to hold a meeting of its stockholders to consider and vote on the adoption of the Merger Agreement and will separately mail a proxy statement related to that stockholder meeting to holders of record of Shares as of the record date for the stockholder meeting. We are not asking you to take any action with respect to the Merger at this time.

Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Upon the terms and subject to the conditions of the Merger Agreement, in the event that the Purchaser acquires at least 90% of the then-outstanding Shares pursuant to the Offer and any subsequent exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable without a meeting of the stockholders of InSite in accordance with Section 253 of the DGCL. See Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information that stockholders of InSite should read carefully before making any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, on or prior to the Expiration Time. The “Expiration Time” is 12:00 midnight, New York City time, (the end of the day) on October 27, 2015, unless the Purchaser determines or is required to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Time will be the time and date at which the initial offering period of the Offer, as so extended, will expire.

The Merger Agreement provides that, unless the Merger Agreement is terminated, the Purchaser will extend the Offer for one or more periods of up to twenty (20) business days each if, at the then-scheduled Expiration Time, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase have not been satisfied or, to the extent permitted by the terms of the Merger Agreement or applicable law, waived by Ranbaxy or the Purchaser. The Merger Agreement provides that the Purchaser will also extend the Offer for any period required by any applicable law or any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. However, if any condition to the Offer shall not have been satisfied or waived (to the extent waivable by Ranbaxy or the Purchaser) prior to November 2, 2015, then, on any date prior to November 13, 2015, the Purchaser shall be permitted to irrevocably and unconditionally terminate the Offer. If we elect to terminate the Offer in these circumstances, the parties to the Merger Agreement have agreed to seek to complete the Merger using a “long-form” merger structure and InSite has agreed to hold a special meeting of its stockholders to consider and vote on the adoption of the Merger Agreement. InSite will separately mail a proxy statement related to that special meeting to InSite’s stockholders of record as of the record date for the meeting. See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer. In no event will the Purchaser be required to extend the Offer for any reason beyond January 29, 2016.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Governmental Authority Condition, the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition. Consummation of the Offer is also conditioned upon the satisfaction or waiver of other conditions set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase.

In the event that the Purchaser waives any condition set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to stockholders of InSite, require that the Offer remain open for an additional period of time and that Ranbaxy and the Purchaser disseminate information concerning such waiver. The Purchaser acknowledges that Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

If, at the Expiration Time, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to the Purchaser and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if the Purchaser does not hold, in the aggregate and after giving effect to the “top-up option,” at least 90% of the outstanding Shares to permit the Purchaser to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL, then the Purchaser will provide, in accordance with Rule 14d-11 under the Exchange Act, the Subsequent Offering Period of at least three (3), but no more than twenty (20), business days as determined in the sole discretion of Ranbaxy and the Purchaser. The Subsequent Offering Period, if it is provided, will allow stockholders of InSite to tender Shares after the

Expiration Time and receive the same consideration that was paid in the Offer. In the Subsequent Offering Period, Shares may be tendered in the Offer (except that Shares tendered may not be withdrawn) and the Purchaser will immediately accept and promptly pay for Shares as they are tendered. In the event that the Purchaser is required to provide the Subsequent Offering Period, it will provide an announcement to that effect along with the results of the Offer to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. The Expiration Time for the Offer is currently scheduled for 12:00 midnight, New York City time, (the end of the day) on October 27, 2015.

The Purchaser reserves the right to increase the Offer Price, waive (to the extent permitted by the terms of the Merger Agreement or applicable law), in its sole discretion, in whole or in part, any condition to the Offer or make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise contemplated by the Merger Agreement or as previously approved by InSite in writing, the Purchaser is not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	amend, modify or waive the Minimum Condition;

•	amend, modify or waive any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares;

•	impose conditions to the offer that are in addition to the conditions set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase;

•	extend the Expiration Time in a manner other than in accordance with the Merger Agreement; or

•	otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Shares.

If, prior to the Expiration Time, the Purchaser increases the Offer Price offered to stockholders of InSite in the Offer, the Purchaser will pay the increased price to all stockholders of InSite from whom the Purchaser purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, the Purchaser has no intention to increase the Offer Price.

The rights the Purchaser reserves in the preceding paragraph are in addition to its rights pursuant to Section 15—“Conditions of the Offer” of this Offer to Purchase. Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

If the Purchaser makes a material change in the terms of the Offer, or if the Purchaser waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, a tender offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Time, the Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth (10th) business day from the date that notice of the increase or decrease is first published, sent or given to stockholders of InSite, the Purchaser will extend the Offer at least until the expiration of that ten (10) business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

InSite has provided Ranbaxy and the Purchaser with its stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders of InSite. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable rules and regulations of the SEC, promptly after the Expiration Time, the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 4—“Withdrawal Rights” of this Offer to Purchase) prior to the Expiration Time. If the Purchaser includes a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. For information with respect to approvals that Ranbaxy and the Purchaser are or may be required to obtain prior to the completion of the Offer, see Section 16—“Legal Matters; Required Regulatory Approvals” of this Offer to Purchase.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of InSite for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders of InSite whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Under no circumstances will the Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (a) certificates representing tendered Shares (“Certificates”) or timely confirmation of a book-

entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase; (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message transmitted by the DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the DTC has received an express acknowledgment from the participant in the DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

If the Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Certificates representing more Shares than are tendered, the Purchaser will return Certificates representing unpurchased or untendered Shares (or, in the case of Shares delivered by Book-Entry Confirmation of a transfer into the Depositary’s account at the DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, the Shares will be credited to an account maintained within the DTC), without expense to you, as promptly as practicable following the expiration, termination or withdrawal of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time, and either (a) you must deliver Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of the Letter of Transmittal, Certificates and all other required documents, including delivery through the DTC, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Certificates, the Letter of Transmittal and all other required documents. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Time.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the DTC may make book-entry delivery of Shares by causing the DTC to transfer the Shares into the Depositary’s account at the DTC in accordance with the DTC’s procedures (a “Book-Entry Transfer”). Although Shares may be delivered through Book-Entry Confirmation of a transfer into the Depositary’s account at the DTC, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase at or before the Expiration Time, or you must comply with the guaranteed delivery procedures set forth below. Delivery of documents to the DTC in accordance with the DTC’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a Subsequent Offering Period, if any, you must comply with the foregoing procedures, except that required documents and Certificates must be received during the Subsequent Offering Period.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the Purchaser and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively, “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Certificates, with the signatures on such Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal) must accompany each delivery of Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Certificates are not immediately available or time will not permit all required documents to reach the Depositary at or before the Expiration Time or the procedures for book-entry transfer cannot be completed at or before the Expiration Time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery at or before the Expiration Time, substantially in the form made available by the Purchaser; and

•	the Depositary receives Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile of the Letter of Transmittal), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three (3) trading days on the OTC Bulletin Board after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (a) Certificates representing such Shares, or Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the

DTC, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (c) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of InSite at the same time, and will depend upon when the Depositary receives Certificates or Book-Entry Confirmation that Shares have been transferred into the Depositary’s account at the DTC.

Backup United States Federal Income Tax Withholding. To avoid backup withholding, each tendering stockholder that is a United States person for United States federal income tax purposes is required to provide the Depositary with the stockholder’s correct Taxpayer Identification Number (“TIN”), generally the stockholder’s social security or federal employer identification number, on the Form W-9, which is provided under “Important Tax Information” below, or, alternatively, to establish to the satisfaction of the Depositary an adequate basis for exemption from backup withholding. A tendering stockholder must cross out item (2) in Part II of the Form W-9 if the stockholder has been notified by the Internal Revenue Service (the “IRS”) that such stockholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the Form W-9 may subject the tendering stockholder to backup United States federal income tax withholding at a current rate of 28% on the payment of the purchase price made to such stockholder. If the tendering stockholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such stockholder should write “Applied For” in the space provided for the TIN in Part I of the Form W-9, and sign and date the Form W-9. If “Applied For” is written in Part I, the Depositary will withhold 28% from any payments of the purchase price to such stockholder until a TIN is provided to the Depositary. A tendering stockholder that is not a United States person may qualify as an exempt recipient by submitting to the Depositary a properly completed Form W-8BEN, Form W-8BEN-E, Form W-8ECI or Form W-8IMY, as applicable (which the Depositary will provide upon request) signed under penalties of perjury, attesting to that stockholder’s exempt status. Such stockholder should consult a tax advisor to determine which form is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder of InSite may be refunded or credited against such stockholder’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint the Purchaser’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that the Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when the Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). The Purchaser’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of InSite, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of InSite or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of stockholders of InSite.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion. The Purchaser reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by the Purchaser not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires InSite’s prior written consent) or any defect or irregularity in any tender of Shares of any particular stockholder of InSite, whether or not similar defects or irregularities are waived in the case of other stockholders of InSite. All questions as to the interpretation of the terms and conditions of the Offer will be determined by the Purchaser, in its sole discretion. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Purchaser. None of Sun Pharma, Ranbaxy, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights

You may withdraw Shares that you have previously tendered in the Offer at any time prior to the Expiration Time (including any extension of such time). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in this Offer to Purchase prior to November 28, 2015, you may also withdraw such Shares at any time after November 28, 2015. In the event we provide the Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment prior to the commencement of such Subsequent Offering Period.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to the Purchaser’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on the Purchaser’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and properly exercise withdrawal rights as described in this Section 4—“Withdrawal Rights” of this Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by applicable law and the rules and regulations of the SEC.

In order for your withdrawal of Shares to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Certificates have been tendered) the name of the registered holder of Shares as shown on the Certificate, if different from your name. If Certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Certificates, you must submit to the Depositary the serial numbers shown on the particular Certificates evidencing Shares to be withdrawn and an Eligible Institution must guarantee the signatures on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion. None of Ranbaxy, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

You may not rescind a withdrawal of Shares. Any Shares that you properly withdraw will be considered not to have been validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Time by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

5. Material United States Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to “U.S. holders” and “non-U.S. holders” (each as defined below) of InSite Common Stock whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of InSite. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder and administrative and judicial rulings, all of which are subject to change or varying interpretation, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of the Shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income tax regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of shares that is not a U.S. holder.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your tax advisor.

This discussion assumes that a holder holds the Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the tax consequences of the Offer and the Merger. The following does not address all aspects of United States federal income tax that might be relevant to holders in light of their particular circumstances, or holders that may be subject to special rules (including, without limitation, dealers in securities or currencies, traders in securities that elect mark-to-market treatment, financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders liable for the alternative minimum tax, partnerships or other flow-through entities and their partners or members, United States expatriates, U.S. holders whose functional currency is not the United States dollar, holders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired Shares pursuant to the exercise of employee stock options or otherwise as compensation, holders who actually or constructively own more than 5% of InSite Common Stock, or holders who exercise appraisal rights). In addition, this discussion does not address any aspect of foreign, state, local, alternative minimum estate, gift or other tax law that may be applicable to a holder.

Holders should consult their own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of any state, local and foreign tax laws and of changes in such laws.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received for the Shares and the U.S. holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by a non-corporate U.S. holder upon a disposition of a Share generally will be eligible for preferential United States federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the deductibility of a U.S. holder’s capital losses. In addition, certain non-corporate U.S. holders may be subject to an additional 3.8% Medicare surtax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger.

A U.S. holder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup United States Federal income tax withholding (currently at a rate of 28%), unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a U.S. holder’s United States federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the IRS in a timely manner.

Non-U.S. Holders

Any gain or loss recognized by a non-U.S. holder upon the exchange of Shares for cash pursuant to the Offer or the Merger generally will not be subject to United States federal income tax unless:

•	the gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for one hundred eighty-three (183) days or more in the taxable year of that disposition, and certain other conditions are met; or

•	InSite is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and (ii) the non-U.S. holder’s holding period in the Shares, and the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of InSite Common Stock at any time during the applicable period. Although there can be no assurances in this regard, InSite does not believe that it is, was, or will become a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period preceding the Offer or the Merger, as applicable.

A non-U.S. holder described in the first bullet point above will be subject to United States federal income tax on such gain in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax on such effectively connected gain. A non-U.S. holder described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gain recognized upon the exchange of Shares) exceed capital losses allocable to United States sources.

Information reporting and, depending on the circumstances, backup withholding will apply to the cash received in the Offer or the Merger, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payer does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption. See Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is timely provided to the IRS.

You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, the Subsequent Offering Period (if one is provided) and the Merger, including United States federal, state, local and foreign tax consequences.

6. Price Range of the Shares; Dividends

The Shares are traded on the OTC Bulletin Board under the symbol “INSV.” The following table sets forth, for the periods indicated, the high and low closing prices per Share on the OTC Bulletin Board as reported by published financial sources:

	High	Low
Fiscal 2013
First Quarter	$0.36	$0.28
Second Quarter	0.34	0.30
Third Quarter	0.34	0.17
Fourth Quarter	0.30	0.20

Fiscal 2014
First Quarter	$0.32	$0.20
Second Quarter	0.20	0.12
Third Quarter	0.36	0.16
Fourth Quarter	0.35	0.17

Fiscal 2015
First Quarter	$0.22	$0.18
Second Quarter	0.19	0.13
Third Quarter (through September 28, 2015)	0.36	0.18

InSite has never paid cash dividends on the Shares. Under the terms of the Merger Agreement, InSite is not permitted to declare, set aside, make or pay dividends with respect to the Shares without the consent of Ranbaxy except for certain exceptions permitted under the Merger Agreement.

On June 5, 2015, the last full day of trading prior to the announcement of the execution of the QLT Merger Agreement, the reported closing price on the OTC Bulletin Board for the Shares was $0.14 per Share. On September 14, 2015, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the OTC Bulletin Board for the Shares was $0.34 per Share. On September 28, 2015, the last full day of trading prior to the commencement of the Offer, the reported closing price on the OTC Bulletin Board for the Shares was $0.34 per Share. Stockholders of InSite are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Exchange Act Registration; Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, will adversely affect the liquidity of and could adversely affect the market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Ranbaxy and the Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

OTC Bulletin Board Quotation. The Shares are not listed or traded on any national exchange. The Shares are over-the-counter securities quoted on the OTC Bulletin Board, a regulated quotation service that displays real-time quotes, last-sale prices, and volume information for OTC securities. The OTC Bulletin Board is not a listing service, market, or exchange. To be eligible for quotation on the OTC Bulletin Board, issuers must remain current in their filings with the SEC or applicable regulatory authorities. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are no longer eligible for quotation on the OTC Bulletin Board, the market for Shares may be adversely affected.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by InSite to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that InSite is required to furnish to the stockholders of InSite and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of an annual report, no longer applicable to InSite. If the Shares cease to be registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to InSite. In addition, the ability of “affiliates” of InSite and persons holding “restricted securities” of InSite to dispose of the securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would cease to be “margin securities” and, as indicated above, may no longer be available for quotation on the OTC Bulletin Board. Sun Pharma, Ranbaxy and the Purchaser believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it is the Purchaser’s intention to cause InSite to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination. If registration of the Shares is not terminated prior to the Merger, then Ranbaxy and the Purchaser intend to terminate the registration of the Shares under the Exchange Act promptly following the consummation of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8. Certain Information Concerning InSite

Except as otherwise set forth herein, the information concerning InSite contained in this Offer to Purchase has been furnished by InSite or its representatives or taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of Sun Pharma, Ranbaxy, the Purchaser, or any of their respective affiliates, the Information Agent or the Depositary assumes any responsibility for the accuracy of the information concerning InSite contained in such documents and records or for any failure by InSite to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Sun Pharma, Ranbaxy, the Purchaser, or any of their respective affiliates, the Information Agent or the Depositary.

General. InSite is a Delaware corporation with its principal executive offices located at 965 Atlantic Avenue, Alameda, CA 94501. InSite’s telephone number is (510) 865-8800. The following description of InSite and its business has been taken from InSite’s Annual Report on Form 10-K for the annual period ended December 31, 2014, and is qualified in its entirety by reference thereto. InSite is an ophthalmic product development company advancing ophthalmic pharmaceutical products to address unmet eye care needs. InSite’s current portfolio of products is based on our proprietary DuraSite® sustained drug delivery technology.

Available Information. The Shares are registered under the Exchange Act. Accordingly, InSite is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy such reports, proxy statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including InSite, that file electronically with the SEC.

Stockholders are encouraged to review InSite’s Schedule 14D-9 carefully and in its entirety before deciding whether to tender Shares.

9. Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser

Sun Pharma is a company registered and existing in India under the Companies Act, 2013 with its registered offices at SPARC, Tandalja, Vadodara—3900020, Gujarat and its telephone number is +91 265 6615500 and corporate office at Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India and its telephone number is +91 22 43244324. Sun Pharma is the world’s fifth largest specialty generic pharmaceutical company.

Ranbaxy is a Delaware corporation with its principal executive offices at 600 College Rd E # 2100, Princeton, NJ 08540 and its telephone number is (609) 720-9200. Ranbaxy is a manufacturer and distributor of prescription, branded and over-the-counter drugs.

The Purchaser’s principal executive offices are located at 600 College Rd E # 2100, Princeton, NJ 08540 and its telephone number is (609) 720-9200. The Purchaser is a newly formed Delaware corporation and a wholly owned subsidiary of Ranbaxy. The Purchaser was formed for the purpose of making the Offer and has not conducted, and does not expect to conduct, any business other than in connection with its organization, the Offer and the Merger.

The name, business address and business telephone number, citizenship, present principal occupation or employment and material occupations, positions, offices or employment held during the past five years of each director and executive officer of Sun Pharma, Ranbaxy and the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of Sun Pharma, Ranbaxy, the Purchaser or any majority-owned subsidiary of Sun Pharma, Ranbaxy or the Purchaser, or, to the knowledge of Sun Pharma, Ranbaxy and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of InSite. None of Sun Pharma, Ranbaxy, the Purchaser or any majority-owned subsidiary of Sun Pharma, Ranbaxy or the Purchaser, or, to the knowledge of Sun Pharma, Ranbaxy and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate of any of the persons so listed, has effected any transaction in the Shares or any other equity securities of InSite during the past sixty (60) days. None of Sun Pharma, Ranbaxy or the Purchaser or, to the knowledge of Sun Pharma, Ranbaxy and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of InSite (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations). Except as described in this Offer to Purchase, since September 29, 2013, there have been no transactions that would require reporting under the rules and regulations of the SEC between Sun Pharma, Ranbaxy, the Purchaser or any of their respective subsidiaries or, to the knowledge of Sun Pharma, Ranbaxy and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and InSite or any of its executive officers, directors or affiliates, on the other hand. Except as described in this Offer to Purchase, since September 29, 2013, there have been no contacts, negotiations or transactions between Sun Pharma, Ranbaxy, the Purchaser or any of their respective subsidiaries or, to the knowledge of Sun Pharma, Ranbaxy and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and InSite or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Sun Pharma, Ranbaxy, the Purchaser or any of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Ranbaxy or the Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Sun Pharma, Ranbaxy, the Purchaser or any of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Sun Pharma, Ranbaxy or the Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Sun Pharma, Ranbaxy and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), which this Offer to Purchase forms a part thereof, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy the Schedule TO and the exhibits thereto, and such reports or other information, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

10. Background of the Offer; Past Contacts or Negotiations with InSite

The following is a description of contacts between representatives of Sun Pharma, Ranbaxy or the Purchaser with representatives of InSite that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of InSite’s activities relating to these contacts, please refer to InSite’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In or around late November or early December 2013, Guggenheim Securities (“Guggenheim Securities”), InSite’s financial advisor, contacted Sun Pharma in connection with a potential acquisition of InSite. Sun Pharma was invited by Guggenheim Securities, on behalf of InSite, to make either a proposal to acquire InSite or a proposal regarding an alternative strategic transaction with InSite.

On January 31, 2014, Sun Pharma and InSite entered into the Confidentiality Agreement and representatives of Sun Pharma informed representatives of Guggenheim Securities that Sun Pharma was evaluating the information shared by InSite and, upon completion of such evaluation would revert with Sun Pharma’s feedback to Guggenheim Securities. Subsequently, Sun Pharma decided not to submit a non-binding indication of interest at such time based on the due diligence that it had performed, and InSite did not receive a non-binding indication of interest from Sun Pharma.

In early January 2015, representatives of Guggenheim Securities contacted a representative of Sun Pharma to determine if Sun Pharma was interested in reconsidering a potential transaction with InSite. At such time, Sun Pharma did not submit any proposals.

In mid-May 2015, Jerry St. Peter, the Vice President & Head, Ophthalmic Business of Sun Pharma, contacted InSite’s Chief Executive Officer, Mr. Timothy Ruane, to inform Mr. Ruane that Sun Pharma was interested in a potential transaction with InSite due to a new strategic change at Sun Pharma related to establishing a branded ophthalmic business in the U.S. On May 21, 2015, Sun Pharma was granted access to the virtual data room.

Between May 21, 2015 and June 7, 2015, Sun Pharma performed due diligence on InSite, including holding telephonic meetings with representatives of InSite and submitting questions and due diligence request lists on May 29, 2015 and June 5, 2015. During this time, InSite answered Sun Pharma’s due diligence questions and responded to each of Sun’s due diligence request lists.

On June 8, 2015, QLT and InSite announced that InSite and QLT had entered into an agreement and plan of merger (the “Original QLT Merger Agreement”) and a secured note. Pursuant to the terms of the Original QLT Merger Agreement, all of the issued and outstanding shares of InSite Common Stock would be exchanged for 0.048 of a share of QLT stock in connection with the merger of a subsidiary of QLT with and into InSite. Subsequently, InSite terminated discussions with Sun Pharma and suspended Sun Pharma’s access to the virtual data room. At the time of the announcement of the Original QLT Merger Agreement, Sun Pharma had not completed its due diligence of InSite.

On July 10, 2015, on behalf of InSite, Jones Day (“Jones Day”), counsel to InSite, delivered a notice to Sun Pharma requesting that Sun Pharma return or destroy all confidential information furnished to Sun Pharma by, or on behalf of, InSite in connection with Sun Pharma’s consideration of a potential transaction with InSite.

Between July 10, 2015 and submission of its initial proposal, Sun Pharma continued its evaluation of InSite based on publicly available information.

On the morning of August 5, 2015, Mr. St. Peter telephoned Mr. Ruane to inform him that Sun Pharma intended to submit a proposal to acquire InSite. Later on August 5, 2015, Sun Pharma submitted to the InSite Board a proposal to acquire all outstanding shares of InSite Common Stock at a price of $0.25 per share in cash. The proposal was non-binding and subject to further due diligence. The proposal also contemplated that Sun Pharma would (1) advance to InSite any termination fee payable to QLT under the Original QLT Merger Agreement and (2) provide InSite with financing on terms substantially similar to the secured note. Later that day, Mr. Ruane telephoned the Chief Executive Officer of QLT to inform him of the proposal from Sun Pharma. After submission of the proposal by Sun Pharma, Mr. St. Peter telephoned Mr. Ruane to confirm that Mr. Ruane and the InSite Board had received Sun Pharma’s revised proposal.

On August 6, 2015, Mr. Ruane informed a representative of Sun Pharma that InSite and Jones Day would be engaging in discussions with, and providing diligence materials to, Sun Pharma and Shearman & Sterling LLP, counsel to Sun Pharma (“Shearman & Sterling”).

To facilitate further discussions with Sun Pharma, on August 7, 2015, InSite and Sun Pharma amended the Confidentiality Agreement. In addition, InSite again provided Sun Pharma with access to the virtual data room to permit Sun Pharma to review the due diligence materials made available by InSite in order to permit Sun Pharma to remove the due diligence condition to its proposal.

Between August 7, 2015 and August 10, 2015, representatives of Jones Day and Shearman & Sterling had discussions to clarify the terms of Sun Pharma’s proposal and the related transaction documents.

On August 10, 2015, Shearman & Sterling provided an initial draft Merger Agreement to Jones Day. The draft Merger Agreement contemplated that the proposed transaction between Sun Pharma and InSite would be effected through a subsidiary of Sun Pharma making a cash tender offer for all outstanding shares of InSite common stock for $0.25 per share in cash. The draft Merger Agreement also contemplated that InSite would grant the Sun Pharma subsidiary a “top up” option to purchase shares of InSite common stock from InSite for $0.25 per share using a promissory note if necessary to allow Sun Pharma’s subsidiary to effect a short-form merger with InSite following completion of the tender offer. The draft Merger Agreement also provided that InSite would concurrently seek stockholder approval of Sun Pharma’s proposed transaction and merger. If necessary, the tender offer would be followed by InSite holding a special meeting of the stockholders to approve the transaction and merger. The draft Merger Agreement also contemplated that InSite’s four largest stockholders would, contemporaneously with entry into the Merger Agreement, enter into tender and support agreements in favor of the proposed transaction.

On August 10, 2015, InSite issued a press release announcing that it had received Sun Pharma’s non-binding proposal; however, as jointly decided by Sun Pharma and InSite, InSite did not mention Sun Pharma specifically by name in the press release.

On August 12, 2015, Shearman & Sterling provided draft loan documents pursuant to which a subsidiary of Sun Pharma would provide InSite with a loan sufficient to pay outstanding borrowings under the secured note with QLT in full, engage in certain manufacturing activities, pay the termination fee to QLT under the QLT Merger Agreement and operate InSite’s business through the end date of the Merger Agreement proposed by Sun Pharma.

Between August 10 and August 20, 2015, representatives from Shearman & Sterling, along with representatives of Sun Pharma, and Jones Day, along with InSite management, negotiated the terms of the proposed Merger Agreement and loan documents. During the course of these discussions, Sun Pharma removed its requirement that InSite the four largest InSite stockholders enter into support and voting agreements in favor of Sun Pharma’s proposal and agreed that the termination fee payable to QLT under the QLT Merger Agreement would only be reimbursable to Sun Pharma under specified circumstances in which InSite would be required to pay a termination fee to Sun Pharma in connection with a termination of the Merger Agreement proposed by Sun Pharma.

On August 20, 2015, Sun Pharma submitted a proposal, together with proposed definitive versions of the proposed Merger Agreement and loan documents. The proposal reflected Sun’s original proposal to make a cash tender offer for all outstanding shares of InSite common stock for $0.25 per share in cash. Sun Pharma indicated that its proposal would remain open during the time that InSite was required to negotiate with QLT under the QLT Merger Agreement and such number of additional days required to enter into the proposed definitive Merger Agreement and loan documents.

On August 21, 2015, InSite issued a press release announcing that Sun Pharma’s proposal constituted a Company Superior Proposal (as defined in the Original QLT Merger Agreement); however, as jointly decided by Sun Pharma and InSite, InSite did not mention Sun Pharma specifically by name in the press release.

On August 25, 2015, representatives of Shearman & Sterling contacted representatives of Jones Day to determine the status of Sun Pharma’s offer, and the representatives of Jones Day informed the representatives of Shearman & Sterling that it could not comment on any discussions that may or may not be occurring between InSite and QLT because InSite was bound by a confidentiality agreement with QLT.

On the morning of August 27, 2015, InSite and QLT announced that they had entered into the QLT Merger Agreement, pursuant to which QLT would acquire InSite through an indirect wholly owned subsidiary and InSite stockholders would receive 0.078 shares of QLT common shares per share of InSite Common Stock (or, in certain instances, a number of QLT common shares equal to either $0.25 or $0.30 divided by the volume weighted average trading price of QLT shares for the 15-trading day period ending on the trading day immediately preceding the closing of the proposed merger), which was an increase from the 0.048 shares of QLT common shares per share of InSite Common Stock in the Original QLT Merger Agreement.

On the morning of September 3, 2015, Mr. St. Peter telephoned Mr. Ruane to inform him that Sun Pharma intended to submit a revised proposal to acquire InSite. Later on September 3, 2015, Sun Pharma submitted a revised proposal to the InSite Board to acquire all outstanding shares of InSite common stock at a price of $0.35 per share in cash. The revised proposal was accompanied by proposed definitive versions of the Merger Agreement and loan documents. The definitive agreements were substantially similar to the documents provided to InSite in connection with Sun Pharma’s initial proposal, except that Sun Pharma proposed a termination fee of $2,667,000 in connection with certain terminations of the Merger Agreement, which was the same termination fee that would become payable to QLT under similar specified circumstances. The revised proposal was also subject to a due diligence condition relating to requests for information concerning a patent infringement lawsuit that had recently been filed against InSite. After submission of the revised proposal by Sun Pharma, Mr. St. Peter telephoned Mr. Ruane to confirm that Mr. Ruane and the InSite Board had received Sun Pharma’s revised proposal.

On the morning of September 4, 2015, representatives of InSite and Sun Pharma discussed Sun Pharma’s due diligence questions and InSite provided Sun Pharma with due diligence materials related to the patent infringement lawsuit. Later that afternoon on September 4, 2015, Sun Pharma informed InSite that its revised proposal was firm and no longer subject to a due diligence condition.

In the morning of September 11, 2015, Mr. Ruane telephoned Mr. St. Peter to see if Sun Pharma would be willing to increase its proposal for InSite. Representatives of Jones Day also telephoned representatives of Shearman & Sterling to deliver a similar request. Following that conversation, representatives from Shearman & Sterling telephoned representatives from Jones Day to state that Sun Pharma was not willing to increase its proposal.

On the evening of September 11, 2015, Mr. Ruane telephoned Mr. St. Peter to inform Sun Pharma that the InSite Board determined that the proposal from Sun Pharma still constituted a Company Superior Proposal (as defined in the QLT Merger Agreement).

Between the evening of September 11, 2015 and the afternoon of September 15, 2015, representatives from Jones Day and Shearman & Sterling worked to finalize the Merger Agreement and related documents.

In the afternoon of September 15, 2015, Sun Pharma and InSite executed the Merger Agreement and the Secured Note. Concurrently with the execution of the Merger Agreement, InSite terminated the QLT Merger Agreement and Sun Pharma paid, on behalf of InSite, the termination fee of $2,667,000 to QLT. In addition, pursuant to the terms of the Secured Note, InSite borrowed, contemporaneously with execution of the Secured Note, an amount equal to $5,814,194.52 in order to fully repay all principal, interest, fees and expenses outstanding under the secured note with QLT, and Sun Pharma paid, on behalf of InSite, such amount directly to QLT.

On September 18, 2015, Sun Pharma and InSite agreed to amended and restate the Merger Agreement. The Merger Agreement was amended and restated to provide, among other things, greater certainty as to closing timing by providing that (1) if the conditions to the Offer are not satisfied by November 2, 2015, then the Purchaser may at any time prior to November 13, 2015 terminate the Offer so that InSite may hold a special meeting of its stockholders to consider adoption of the Merger Agreement, and (2) any “subsequent offering period” relating to the Offer would not be indefinitely extended.

11. Purpose of the Offer; Plans for InSite; Other Matters

(a) Purpose of the Offer. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, InSite. The Offer, as the first step in the acquisition of InSite, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of InSite not purchased pursuant to the Offer or otherwise.

(b) Plans for InSite. Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of InSite will be continued substantially as they are currently being conducted. Sun Pharma will continue to evaluate the business and operations of InSite during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Sun Pharma intends to review such information as part of a comprehensive review of InSite’s business, operations, capitalization and management with a view to optimizing development of InSite’s potential in conjunction with existing business of Sun Pharma.

At the Effective Time, (a) the certificate of incorporation of InSite will be amended and restated in its entirety as set forth in Exhibit A to the Merger Agreement, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation and (b) the bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws. At the Effective Time, (a) the members of the board of directors of the Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of the Purchaser immediately prior to the Effective Time, except as otherwise determined by Ranbaxy prior to the Effective Time, will become the initial officers of the Surviving Corporation, in each case to hold office in until their respective successors have been duly elected and qualified, or their earlier death, resignation or removal.

(c) Stockholder Approval. Under the DGCL and InSite’s organizational documents, the approval of the InSite Board is required for the adoption of the Merger Agreement and the consummation of the Merger, and the affirmative vote of the holders of a majority of the outstanding Shares, voting together as a single class, is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger is available. InSite has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by InSite and the consummation by InSite of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of InSite, subject to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL and InSite’s organizational documents. InSite has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and consummate the Merger. After (i) the Purchaser accepts for payment Shares validly tendered in the Offer, and after the expiration of the Subsequent Offering Period, if after giving effect to any exercise of the Top-Up Option, the Purchaser owns less than 90% of the outstanding shares entitled to vote on the adoption of the Merger Agreement or (ii) the Offer has been terminated in accordance with the Merger Agreement, Ranbaxy, the Purchaser and InSite have agreed to seek to complete the Merger using a “long-form” merger structure, and InSite has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement and to convene and hold such meeting. The special meeting would be held as promptly as practicable thereafter.

(d) Appraisal Rights. Appraisal rights are not available in connection with the Offer, and stockholders of InSite who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, a holder of Shares at the Effective Time who has neither voted in favor of the adoption of the Merger Agreement nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. The fair value of the Shares in any appraisal proceeding will be determined in accordance with the DGCL without regard to the exercise by the Purchaser of the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or the promissory note that may be issued in connection with the Top-Up Option.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. Stockholders of InSite should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. In this regard, stockholders of InSite should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262.

Ranbaxy does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any dissenting stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares held immediately prior to the Effective Time by such dissenting stockholder. However, Ranbaxy may cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of InSite desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement to be filed by InSite related to the adoption of the Merger Agreement by the stockholders of InSite, unless the Merger is consummated as a “short-form” merger pursuant to Section 253 of the DGCL, in which case they will be set forth in the notice of merger.

All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a dissenting stockholder who complies in all respects with the provisions of Section 262 (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, and will instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262.

If a dissenting stockholder fails to perfect or otherwise waives, withdraws or loses its right to appraisal of its Shares under Section 262 or other applicable law, then the right of that dissenting stockholder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time, into and will be exchangeable solely for the right to receive the Merger Consideration, without interest, upon surrender of such stockholder’s Certificates in the manner provided in the Merger Agreement.

With respect to any demand for appraisal of Shares under Section 262:

•	InSite will give prompt notice to Ranbaxy of any demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by InSite relating to rights to be paid for the fair value of Dissenting Shares;

•	InSite has agreed to give Ranbaxy the right to direct all negotiations and proceedings with respect to such demands for appraisal; and

•	Prior to the Effective Time, InSite will not, except with Ranbaxy’s prior written consent, voluntarily make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of such demands, or agree to do any of the foregoing.

(e) “Going Private”Transactions. The SEC has adopted Rule 13e-3 promulgated under the Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one (1) year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Ranbaxy and the Purchaser believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, the stockholders of InSite will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

(f) Recent Developments Relating to InSite.

Stockholder Litigation Related to QLT Merger Agreement. On June 17, 2015, a purported class action lawsuit entitled Speiser, et al. v. InSite Vision, Inc., et al., Civil Action No. RG15774540, was filed in California Superior Court for Alameda County, naming as defendants InSite, all of the members of the InSite Board, QLT and QLT’s merger subsidiary, Isotope Acquisition Corp. On July 10, 2015, a second purported class action entitled McKinley v. Ruane, et al., Civil Action No. RG15777471, was filed in the same court, naming the same defendants. In both cases, the plaintiffs, who claim to be stockholders of InSite, alleged in their complaints that members of the InSite Board breached fiduciary duties to stockholders of InSite by agreeing to enter into the initial QLT Merger Agreement because the merger consideration contemplated thereby was inadequate and the process by which the transaction was agreed to was flawed. The plaintiffs also alleged that QLT and Isotope Acquisition Corp. aided and abetted the breaches of duty by the members of the InSite Board. The plaintiffs alleged that they were seeking to enjoin consummation of the transaction or, in the alternative, to recover unspecified money damages, together with costs and attorneys’ fees. On August 12, 2015, the court entered an order determining that the cases were related and assigned them to a single judge. On September 4, 2015, attorneys for the plaintiffs filed a Consolidated Amended Class Action Complaint. The plaintiffs alleged that members of the InSite Board breached fiduciary duties to stockholders of InSite by agreeing to enter into the amendment and restatement of the QLT Merger Agreement on August 26, 2015 because the merger consideration contemplated thereby was inadequate, the process by which the amended transaction was agreed to was flawed, and the preliminary proxy statement filed by InSite in relation to the amended transaction contained incomplete and materially misleading disclosures. Following the announcement of the Merger Agreement with Sun Pharma on September 15, 2015, attorneys for the plaintiffs indicated that they intended to voluntarily dismiss QLT and Isotope Acquisition Corp. from the litigation. The consolidated case is currently at a preliminary stage; the defendants have not filed responses to the complaints, and have agreed to voluntarily produce a limited number of documents. InSite and the members of the InSite Board have informed the Purchaser that they believe that the litigation is without merit and intend to defend themselves vigorously.

12. Merger Agreement; Other Agreements

(a) Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement itself, which the Purchaser has filed as an exhibit to the Schedule TO. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or Merger, may be obtained in the manner set forth in Section 9—“Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser—Available Information” of this Offer to Purchase. Stockholders of InSite and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Offer and the Merger, InSite and Ranbaxy do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by InSite with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that InSite delivered to Ranbaxy in connection with the execution of the Merger Agreement, and are qualified by contractual standards of materiality that may differ from what stockholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

Capitalized terms used in this Section 12(a)—“Merger Agreement” and not otherwise defined have the respective meanings assigned thereto in the Merger Agreement.

The Offer

The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event on or prior to September 30, 2015) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable after the Expiration Time. The Purchaser expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without InSite’s prior written approval the Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend, modify or waive any of the other conditions and requirements to the Offer in a manner adverse to the holders of Shares, (vi) impose conditions to the offer that are in addition to the conditions set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase, (vii) extend the Expiration Time in a manner other than in accordance with the Merger Agreement, or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Shares.

The Merger Agreement provides that the Purchaser will extend the Offer:

•	to the extent required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff; and

•	for one or more periods of up to twenty (20) business days each if, at the then-scheduled expiration of the Offer, any of the conditions to the Offer set forth in Section 15—“Conditions of the Offer” of this Offer to Purchase are not satisfied or, where permitted by applicable law, waived by us or Ranbaxy.

In no event will the Purchaser be required to extend the Offer for any reason beyond January 29, 2016. In addition, if any condition to the Offer shall not have been satisfied or waived (to the extent waivable by Ranbaxy or the Purchaser) prior to November 2, 2015, then, on any date prior to November 13, 2015, the Purchaser shall be permitted to irrevocably and unconditionally terminate the Offer. If we elect to terminate the Offer in these circumstances, the parties to the Merger Agreement have agreed to seek to complete the Merger using a “long-form” merger structure and InSite has agreed to hold a special meeting of its stockholders to consider and vote on the adoption of the Merger Agreement. InSite will separately mail a proxy statement related to that special meeting to InSite’s stockholders of record as of the record date for the meeting.

After acceptance for payment of Shares in the Offer, and assuming full exercise of the Top-Up Option, if Ranbaxy, the Purchaser and their subsidiaries and affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit the Purchaser to consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL, then the Purchaser will provide the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act of not less than three (3) or more than twenty (20) business days as determined in the sole discretion of Ranbaxy and the Purchaser. The Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any Subsequent Offering Period. Ranbaxy will provide or cause to be provided to the Purchaser the funds necessary to pay for any Shares that the Purchaser becomes obligated to purchase pursuant to the Offer.

Subject to the termination right of the Purchaser described above, the Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Time without the written consent of Ranbaxy except if the Merger Agreement has been terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, irrevocably and unconditionally terminate the Offer and cause the Depositary to return all Shares tendered in the Offer.

InSite Board of Directors

Under the Merger Agreement, after the Purchaser accepts for payment any Shares validly tendered in the Offer, Ranbaxy is entitled to elect or designate a number of directors, rounded up to the next whole number, to the InSite Board that is equal to the total number of directors on the InSite Board multiplied by the percentage that the Shares beneficially owned by Ranbaxy and its direct or indirect wholly owned subsidiaries, including the Purchaser, in the aggregate, bears to the total number of Shares then outstanding. InSite has agreed to use commercially reasonable efforts to cause the Purchaser’s designees to be elected or designated to the InSite Board, including increasing the size of the InSite Board and seeking and accepting the resignations of its incumbent directors. Prior to the Effective Time, notwithstanding the above obligations with respect to the Purchaser’s designees, InSite will cause at least two directors who were members of the InSite Board as of the Acceptance Time, and not designated by Ranbaxy, to remain as directors. We refer to these remaining directors as the “Independent Directors.” If the number of Independent Directors is reduced below two, the remaining Independent Director will be entitled to elect or designate a person meeting the foregoing criteria to fill the vacancy. If no Independent Directors remain, the other directors shall designate two persons who would be “independent directors” under the rules of the NASDAQ Global Select Market to fill such vacancies. InSite will also cause individuals designated by Ranbaxy to constitute the number of members, rounded up to the next whole number, on each committee of the InSite Board that represents the same percentage as individuals designated by Ranbaxy represent on the InSite Board.

After Ranbaxy’s designees are elected to the InSite Board and until the Effective Time, the approval of the Independent Directors is required for InSite to:

•	terminate the Merger Agreement;

•	amend the Merger Agreement where action is required by the InSite Board;

•	extend the time for performance of any obligation or action by Ranbaxy or the Purchaser under the Merger Agreement;

•	waive compliance with any of the agreements or conditions under the Merger Agreement for the benefit of InSite;

•	change the date of, postpone or adjourn the special meeting of InSite stockholders, except as required by applicable Law;

•	exercise any of InSite’s rights or remedies under the Merger Agreement; or

•	amend the certificate of incorporation or bylaws of InSite.

Top-Up Option

Pursuant to the Merger Agreement, InSite granted to the Purchaser an irrevocable Top-Up Option, exercisable only after the acceptance for payment of Shares in the Offer, to purchase, at a price per share equal to the Offer Price, additional Shares equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by the Purchaser or Ranbaxy, will constitute one Share more than 90% of the Shares then outstanding (after giving effect to the exercise of the Top-Up Option). The Top-Up Option is not exercisable for a number of Shares in excess of InSite’s total authorized and unissued Shares. The aggregate par value of the Shares issued pursuant to the Top-Up Option is to be paid in cash and the balance of the aggregate price is to be paid by delivery of a promissory note which will be full recourse against the Purchaser, guaranteed by Ranbaxy, bearing interest at the prime rate, and having a maturity of one year.

Pursuant to the Merger Agreement, Ranbaxy, the Purchaser and InSite agreed that the issuance of the Top-Up Option Shares will not be taken into account in any appraisal proceeding under Section 262 of the DGCL, and none of Ranbaxy, the Purchaser or InSite will take any position to the contrary at any appraisal proceeding.

Merger Without Meeting of Stockholders

Under the terms of the Merger Agreement, if after the Acceptance Time and, if applicable, any Subsequent Offering Period and the exercise of the Top-Up Option, Ranbaxy shall own, in the aggregate, at least 90% of the total outstanding Shares, InSite, Ranbaxy and the Purchaser will take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable, without a meeting of the stockholders of InSite in accordance with Section 253 of the DGCL.

Closing of the Merger

Unless the Merger Agreement is terminated prior to such time, the closing of the Merger (the “Merger Closing”) will occur on the earlier of the third business day following the satisfaction or waiver (to the extent permitted by applicable law) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or waiver of those conditions) or such other date as the parties may mutually agree.

On the date on which the Merger Closing actually occurs (the “Closing Date”), InSite will file a certificate of merger or a certificate of ownership and merger, as applicable, with the Delaware Secretary of State. The Merger will become effective at the time the certificate of merger or a certificate of ownership and merger, as applicable, has been so filed or at another time as is agreed by the parties and specified in the certificate of merger or a certificate of ownership and merger, as applicable, in accordance with the relevant provisions of the DGCL. On the terms and subject to the conditions of the Merger Agreement, at the Effective Time, the Purchaser will be merged with and into InSite and the separate existence of Purchaser will cease. InSite will survive the Merger as the Surviving Corporation and a wholly owned subsidiary of Ranbaxy. At the Effective Time, all property, rights, privileges, immunities, powers and franchises of InSite and the Purchaser will vest in the Surviving Corporation and continue unaffected by the Merger and all of their debts, liabilities and duties will become debts, liabilities and duties of the Surviving Corporation.

Merger Consideration to InSite Stockholders

At the Effective Time, each share of InSite common stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares or Dissenting Shares) will be automatically converted into the right to receive $0.35 per share of InSite Common Stock, net to the seller in cash, without interest (the “Merger Consideration”), subject to any withholding taxes required by applicable law. Each share of InSite common stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by InSite, owned by any subsidiary of InSite or owned by Ranbaxy, the Purchaser or any other direct or indirect subsidiary of Ranbaxy will no longer be outstanding and will automatically be cancelled and will cease to exist (“Cancelled Shares”), and no consideration shall be delivered in exchange therefor. Uncertificated Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any Shares (each, a “Certificate”) shall thereafter represent only the right to receive, pursuant to the terms of the Merger Agreement, the Merger Consideration into which the shares of InSite Common Stock represented by such Book-Entry Share or Certificate have been converted.

Treatment of InSite Options

At the Effective Time, each option to purchase shares of InSite Common Stock granted pursuant to InSite’s employee stock option or other benefit plans (collectively, the “InSite Options”) that is unexercised and outstanding as of immediately prior to the Effective Time, (i) to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the completion of the Merger and (ii) be cancelled in exchange for a cash payment in an amount equal to the excess, if any, of the Merger Consideration over the exercise price of such InSite Option. All such payments shall be made within five business days following the Effective Time and shall be subject to all applicable federal, state and local tax withholding requirements. In the event that the exercise price of an InSite Option equals or exceeds the Merger Consideration, such InSite Option shall be cancelled for no consideration.

Treatment of InSite Warrants

Promptly following the execution and delivery of the Merger Agreement, InSite will take all actions reasonably necessary to ensure compliance with the obligations of InSite under InSite Warrants in accordance with the terms thereof, including the giving of any notice (in form and substance reasonably acceptable to Ranbaxy) required thereunder. To the extent any holder of an InSite Warrant exercises its rights pursuant to the terms of the InSite Warrants to receive a cash payment in exchange for the cancellation of such InSite Warrants, Ranbaxy will ensure that InSite will have the requisite funds necessary to satisfy InSite’s obligation in respect thereof.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, each outstanding and unexercised InSite Warrant will have the right to elect to surrender his, her or its InSite Warrants to the Surviving Corporation in return for a cash payment equal to the Black-Scholes value of such holder’s InSite Warrants in lieu of continuing to hold his, her or its InSite Warrants, as adjusted for the Merger. At the earlier of (i) the Acceptance Time and (ii) the Effective Time, each InSite Warrant that has not been cancelled in exchange for a cash payment from InSite in accordance with the terms of the InSite Warrant will be cancelled and shall only entitle the holder of such InSite Warrant to receive at such time an amount in cash equal to the product of (x) the total number of shares of InSite Common Stock subject to such InSite Warrant immediately prior to such time times (y) the excess, if any, of the Offer Price over the exercise price per share of InSite Common Stock under such InSite Warrant, without interest, less applicable taxes required to be withheld with respect to such payment.

Governing Documents, Directors and Officers Following the Merger

The certificate of incorporation of InSite as in effect immediately prior to the Effective Time will be amended by virtue of the Merger to read in the form of the certificate of incorporation attached as Exhibit A to the Merger Agreement. The bylaws of the Surviving Corporation will be the bylaws of the Purchaser as in effect immediately prior to the Effective Time. The directors of the Purchaser will become the directors of the Surviving Corporation, and, except as otherwise determined by Ranbaxy, the officers of the Purchaser will become the officers of the Surviving Corporation.

Dissenter’s Rights

Each Share outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal rights for such Shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration and will instead represent the right to receive the payment of consideration due to such holder of such Shares in accordance with Section 262 of the DGCL. If, after the effective time of the Merger, any holder fails to perfect, or otherwise waives, withdraws or loses its rights to appraisal under Section 262 of the DGCL or other applicable law, the right of such holder to be paid the fair value of such Shares will cease and such Shares will be deemed converted, as of the Effective Time, into the right to receive the Merger Consideration, without interest and subject to any withholding taxes required by applicable law.

The foregoing summary of Section 262 of the DGCL does not purport to be complete and is qualified in its entirety by reference to Section 262 of the DGCL. Failure to follow the steps that Section 262 of the DGCL requires for perfecting appraisal rights may result in the loss of those rights.

Exchange of InSite Stock Certificates Following the Merger

Prior to the Effective Time, Ranbaxy will appoint a bank or trust company reasonably acceptable to InSite to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration.

At the Effective Time, Ranbaxy will deposit, or will cause the Purchaser to deposit, with the Paying Agent, for the benefit of the holders of certificates of InSite common stock, for payment through the Paying Agent, an amount sufficient to pay the aggregate Merger Consideration.

As soon as reasonably practicable after the Effective Time, Ranbaxy will cause the Paying Agent to mail to each holder of record of Shares immediately prior to the Effective Time a letter of transmittal and instructions for use in effecting the surrender of those Certificates and Book-Entry Shares in exchange for the Merger Consideration.

Upon surrender of a duly executed letter of transmittal and a Certificate representing Shares or a Book-Entry Share to the paying agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration into which the Shares represented by such Certificate or Book-Entry Shares have been converted pursuant to the Merger Agreement.

As of the 12-month anniversary of the Closing Date, Ranbaxy will be entitled to require the Paying Agent to deliver to Ranbaxy any portion of the consideration deposited with the Paying Agent that has not been transferred to the holders of Certificates or Book-Entry Shares and any holder of Certificates or Book-Entry Shares who has not theretofore surrendered such certificates in compliance with the Merger Agreement will only look to Ranbaxy (subject to abandoned property, escheat or other similar laws) for satisfaction of any claims for Merger Consideration without any interest thereon.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Ranbaxy and the Purchaser, on the one hand, and InSite, on the other hand, that are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information of InSite filed with the SEC by InSite before the date of the Merger Agreement. In addition, the representations, warranties and covenants of the parties are qualified by confidential disclosure schedules that InSite prepared and delivered to Ranbaxy immediately before signing the Merger Agreement. In addition, certain of the representations and warranties made by Ranbaxy and the Purchaser, on the one hand, and InSite, on the other hand, were made as of a specified date, and may have been used for the purpose of allocating risk between the parties to the Merger Agreement rather than as establishing matters as facts. Moreover, certain of the representations, warranties and covenants of the parties may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders.

The representations and warranties made by InSite relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

•	InSite subsidiaries;

•	the authority of InSite to enter into the Merger Agreement and due execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby;

•	the capital structure, equity securities and indebtedness of InSite;

•	the absence of the violation of applicable laws, organizational documents, or material contracts as a result of the Merger;

•	required consents and approvals;

•	the absence of certain changes and events since December 31, 2014;

•	timey filing of required SEC filings and maintenance of a system of internal control over financial reporting and disclosure controls;

•	the absence of certain undisclosed liabilities;

•	compliance with applicable laws;

•	certain tax matters;

•	intellectual property;

•	real property;

•	accuracy of the information included in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement filed by InSite related to the adoption of the Merger Agreement by the stockholders of InSite;

•	litigation;

•	brokers and finders;

•	employee benefit plans;

•	material contracts, including the absence of violation or breach in any material respect of each such contract;

•	company permits;

•	environmental matters;

•	opinion of Roth Capital Partners LLC to the InSite Board with respect to the merger consideration to be paid under the QLT Merger Agreement;

•	the InSite Board Recommendation;

•	exemption from Section 203 of the DGCL;

•	certain insurance matters;

•	regulatory matters including the filing by InSite and its subsidiaries of all required filings with the FDA and compliance with the Federal Food, Drug, and Cosmetic Act; and

•	the termination of the QLT Merger Agreement.

The representations and warranties made by Ranbaxy relate to the following subject matters, among other things:

•	corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

•	the authority of Ranbaxy and the Purchaser to enter into the Merger Agreement and due execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby;

•	the absence of the violation of applicable laws, organizational documents, material contracts or material permits as a result of the Merger;

•	required consents and approvals;

•	litigation;

•	accuracy of the information included in this Offer to Purchase, the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement filed by InSite related to the adoption of the Merger Agreement by the stockholders of InSite;

•	no ownership of InSite Common Stock;

•	sufficient funds to consummate the transactions contemplated by the Merger Agreement; and

•	ownership and operation of Purchaser.

Under the Merger Agreement, InSite and Ranbaxy agreed that except for the representations and warranties expressly contained in the Merger Agreement, each party does not make any other representation or warranty.

The representations and warranties of InSite and Ranbaxy contained in the Merger Agreement will terminate and expire at the Effective Time.

Material Adverse Effect

Several of the representations, warranties, covenants and closing conditions contained in the Merger Agreement refer to the concept of a “Material Adverse Effect.”

For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to each of InSite or Ranbaxy will be deemed to occur if any event, change or effect (each an “Event”), individually or in the aggregate with other such Events, has occurred that has a Material Adverse Effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole or prevent the ability of such party to consummate the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, a Material Adverse Effect with respect to any party will not include any Event directly or indirectly arising out of or attributable to:

•	any decrease in the market price of the InSite common stock (but in such case any Event underlying such decrease may be taken into account in determining whether there has been a Material Adverse Effect unless excluded by another clause of this definition);

•	changes in U.S. GAAP, applicable law or accounting standards, or in any interpretation of U.S. GAAP, applicable law or accounting standards;

•	the failure, in and of itself, of Ranbaxy or InSite, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of the Merger Agreement, as well as any change, in and of itself, by Ranbaxy or InSite, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of the Merger Agreement, but in each case any Event underlying such failure or change may be taken into account in determining whether there has been a Material Adverse Effect unless excluded by another clause of this definition;

•	any changes or developments in United States or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting United States or global financial or securities markets;

•	any reduction in (1) the credit rating or credit worthiness of a party or any of its subsidiaries or (2) in the credit rating of any indebtedness or capital stock or other security of a party (but in either case any Event underlying such decrease may be taken into account in determining whether there has been a Material Adverse Effect unless excluded by another clause of this definition);

•	any changes or developments resulting from the announcement of the Merger Agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (provided, that the exceptions described in the second and fourth bullets above will not apply to the extent that Ranbaxy or InSite, as the case may be, and their respective subsidiaries are materially disproportionately affected thereby compared to other participants in the industry or industries in which they operate); or

•	with respect to InSite, the termination of the QLT Merger Agreement.

Covenants

InSite Interim Operating Covenants

InSite made covenants in the Merger Agreement relating to the conduct of its business prior to the earlier of the Acceptance Time, the Effective Time or the termination of the Merger Agreement. Unless Ranbaxy otherwise consents in writing or except as expressly required or permitted by the Merger Agreement or as set forth in the disclosure schedule delivered by InSite to Ranbaxy in connection with the Merger Agreement, or as may be required by applicable law, InSite:

•	and its subsidiaries will conduct its business in the ordinary course consistent with past practice and in compliance with applicable law in a manner so as not to cause the closing condition relating to the accuracy of InSite’s representations and warranties to fail to be satisfied due to noncompliance;

•	and its subsidiaries will use commercially reasonable efforts to preserve intact its present and presently planned business organization, maintain in effect all necessary licenses, permits, consents, franchises, approvals and authorizations, keep available the services of its executive officers and key employees on commercially reasonable terms, and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it;

•	will take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of InSite to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated thereby; and

•	will not, and will cause its subsidiaries not to, directly or indirectly:

•	amend or otherwise change their respective organizational documents;

•	split, combine, or reclassify shares of capital stock of InSite;

•	make, declare, or pay any dividend on or make any other distribution on or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for shares of its capital stock, with certain exceptions;

•	grant any InSite Option or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	issue, encumber, sell or otherwise permit to become outstanding any additional shares of its capital stock or voting securities or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or voting securities or any options, warrants, or other rights of any kind to acquire any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for securities of its capital stock, except pursuant to the exercise of InSite Options or pursuant to the settlement of InSite Warrants, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock, equity interests or other voting securities;

•	adopt a plan of complete or partial liquidation, dissolution, merger, conversion, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

•	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other person, except for (i) the existing indebtedness arrangements set forth on the InSite disclosure schedule, (ii) pursuant to the Secured Note, dated September 15, 2015 (the “Secured Note”), between Ranbaxy and InSite, or (iii) pursuant to agreements or arrangements between InSite and its direct or indirect wholly owned subsidiaries or among InSite’s direct or indirect wholly owned subsidiaries;

•	make any loans or advances to any other person, except for (i) loans among InSite and any of its wholly owned subsidiaries, and (ii) advances permitted pursuant to the Merger Agreement;

•	other than pursuant to the InSite contracts in effect on the date of the Merger Agreement, (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $50,000 (with certain exceptions), or (ii) cancel, release or assign any material indebtedness of any such person owed to it or any material claims held by it against any such person other than in the ordinary course of business consistent with past practice;

•	acquire any capital stock of any other person, or acquire any assets other than assets acquired in the ordinary course of business consistent with past practice valued at less than $50,000 in the aggregate;

•	make any capital expenditures in excess of $50,000 for any individual capital expenditure and $250,000 in the aggregate;

•

except as required under the terms of the Merger Agreement or the terms of any InSite employee benefit plan existing as of the date of the Merger Agreement, (1) increase the compensation or benefits of any of the current or former directors or executive officers (collectively, the “Company Covenant Individuals”) or increase in any manner the compensation or benefits of employees or individuals who are individual consultants classified as independent contractors (other than in the ordinary course of business consistent with past practice), (2) pay to any Company Covenant Individual any amounts or increase any amounts payable to Company Covenant Individuals not required by applicable law or any InSite employee benefit plan, (3) become a party to, establish, materially amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, retention, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan, agreement or policy with or for the benefit of any Company Covenant Individual, (4) other than routine business and travel expense advances, loan any money or other property to any Company Covenant Individual, or (5) hire any new employee at the level of vice president or above;

•	implement or adopt any change in its accounting principles or methods, other than may be required by U.S. GAAP or applicable law, or make, revoke or modify any material tax election;

•	settle or compromise any suit, claim, litigation or proceeding (each, an “Action”) other than those Actions that do not create obligations of InSite or its subsidiaries in excess of $50,000 for any individual Action and $100,000 in the aggregate;

•	other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material insurance policies;

•	(1) enter into any contract that, if in effect on the date of the Merger Agreement, would be a material contract or (2) other than in the ordinary course of business consistent with past practice, amend or terminate (other than in accordance with its terms) any other material contract or waive any material right under any material contract, except InSite may enter into certain material contracts which are terminable without penalty by InSite on 90 days’ or less notice in the ordinary course of business consistent with past practices;

•	(1) sell or otherwise transfer any rights to InSite’s intellectual property (with certain exceptions), (2) allow to lapse (other than pursuant to its terms or pursuant to applicable law) or default under any rights under or to any of InSite’s intellectual property, or (3) disclose to any third party, other than to the representatives of Ranbaxy or pursuant to a valid confidentiality agreement entered into in the ordinary course of business consistent with past practice, any of InSite’s trade secrets that would cause the representations and warranties contained in the Merger Agreement to be not true and correct as of the Effective Time;

•	except (1) as otherwise permitted by the Merger Agreement, (2) for any repayment or prepayment by InSite or any of its subsidiaries under the Secured Note, or (3) for transactions between InSite and its subsidiaries or among InSite’s subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees of InSite or any of its subsidiaries; or

•	agree to take any of the actions listed above.

InSite will be permitted to request consent from Ranbaxy with respect to any of the above listed actions by delivery of written notice. With respect to certain of these actions, Ranbaxy’s consent may not be unreasonably withheld, conditioned or delayed. If Ranbaxy does not respond to any request for consent on or prior to 11:59 p.m., Pacific Coast time, on the fifth business day after InSite delivers such request to Ranbaxy and Ranbaxy’s counsel, Ranbaxy will be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request.

Ranbaxy Conduct of Business

Pursuant to the Merger Agreement, during the period from September 15, 2015 until the Effective Time or, if earlier, the termination of the Merger Agreement, each of Ranbaxy and Purchaser agrees that, between September 15, 2015 and the Effective Time, it shall not, directly or indirectly, take any action or fail to take any action that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by the Merger Agreement.

Third Party Acquisition Proposals

Subject to the exceptions described below, InSite has agreed that during the period from the date of the Merger Agreement until the earlier of the Acceptance Time, the Effective Time, and the termination of the

Merger Agreement in accordance with its terms, it will not, and will cause its subsidiaries not to, and will use commercially reasonable efforts to cause each controlled affiliate and any representative of InSite, any of its subsidiaries or any such controlled affiliate not to, and on becoming aware of it will use commercially reasonable efforts to stop any such person from continuing to, directly or indirectly:

•	solicit, initiate or knowingly encourage, knowingly cooperate with any person regarding, or knowingly facilitate (including by way of furnishing material, non-public information) any inquiries or proposals regarding, or that would reasonably be expected to lead to, any Company Competing Transaction (as defined below) (any of the foregoing inquiries or proposals, a “Company Acquisition Proposal”);

•	participate in any discussions or negotiations regarding any Company Acquisition Proposal; or

•	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Company Acquisition Proposal (any of the foregoing inquiries or proposals a “Company Acquisition Agreement”).

InSite will notify Ranbaxy promptly (but in no event later than one business day) after InSite has knowledge of:

•	its receipt of any Company Acquisition Proposal;

•	any material modification of or material amendment to any Company Acquisition Proposal; or

•	any inquiry or request for non-public information relating to InSite or any of its subsidiaries for access to the properties, books or records of InSite or any of its subsidiaries by any person that is reasonably likely to lead to a Company Acquisition Proposal.

Such notice to Ranbaxy will be made orally and confirmed in writing and will include the identity of the person(s) making the Company Acquisition Proposal or inquiry or request. InSite will keep Ranbaxy reasonably informed, on a current basis, of any material changes in the status of or terms of any such Company Acquisition Proposal or request and provide to Ranbaxy as soon as practicable after receipt or delivery thereof with copies of all material documents or other substantive materials containing any financial or material terms or conditions of such Company Competing Transaction that are sent to InSite from any third party in connection with any Company Acquisition Proposal. InSite will provide Ranbaxy any written material or material correspondence within one business day after receipt of such materials.

A “Company Competing Transaction” means any of (i) a transaction, including any tender offer, exchange offer or share exchange, pursuant to which any third person or group (other than Ranbaxy or any of its affiliates or any group of which Ranbaxy or its affiliates is a member), or the stockholders of such third person, directly or indirectly, acquires or would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 15% or more of the outstanding shares of common stock of InSite or of the outstanding voting power of InSite (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such voting power), whether from InSite or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or business combination pursuant to which any third person or group of persons (other than Ranbaxy or any of its affiliates or any group of which Ranbaxy or its affiliates is a member), or the stockholders of such third person or persons, beneficially owns or would beneficially own 15% or more of the outstanding shares of common stock or the outstanding voting power of Ranbaxy, or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (iii) a recapitalization of InSite or any of its subsidiaries or any transaction similar to a transaction referred to in clause (ii) above involving InSite or any of its subsidiaries pursuant to which any third person or group of persons (other than Ranbaxy or any of its affiliates or any group of which Ranbaxy or its affiliates is a member), or its stockholders, beneficially owns or would beneficially own 15% or more of the outstanding shares of common stock or the outstanding voting power of InSite or such subsidiary or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof or (iv) any transaction pursuant to which any third person or group of persons (other than Ranbaxy or any of its affiliates) directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture or otherwise) acquires or would acquire control of assets (including for this purpose the equity securities of, or other ownership interest in, subsidiaries of InSite and securities of the entity surviving any merger or business combination involving any of the subsidiaries of InSite) of InSite or any of its subsidiaries representing 15% or more of the fair market value of all the assets of InSite and its subsidiaries, taken as a whole, immediately prior to such transaction.

However, if, prior to obtaining the requisite vote of InSite stockholders needed to adopt the Merger Agreement and approve entry into the transactions contemplated thereby (the “InSite Stockholder Approval”), InSite or its representatives may:

•	to the extent necessary, contact any person or group of persons (and their representatives) that makes a Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal that are unclear to InSite and that InSite reasonably determines are material to its analysis of such Company Acquisition Proposal;

•	furnish and enter into discussions with, and only with, the person or group (and its representatives) who has made a Company Acquisition Proposal that was not solicited on or after the date of the Merger Agreement in violation of the Merger Agreement if the InSite Board:

•	determines in good faith (after consultation with its outside legal counsel and financial advisor or advisors) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal (as defined below);

•	provides notice to Ranbaxy of its intent to furnish information to or enter into discussions with such person; and

•	enters into a confidentiality agreement with such person containing terms that are determined in good faith by InSite to be no less favorable to InSite in the aggregate than those contained in the Mutual Non-Disclosure Agreement, dated January 31, 2014 and as amended August 7, 2015, between Sun Pharma and InSite (any such agreement, an “Acceptable Confidentiality Agreement”).

A “Company Superior Proposal” means a bona fide written Company Acquisition Proposal made by a third person (or group of persons) to consummate a merger, consolidation, business combination or other similar transaction involving InSite pursuant to which the stockholders of InSite immediately preceding such transaction would hold less than 50% of the outstanding shares of common stock of, or less than 50% of the outstanding voting power of, InSite, any surviving entity or the parent entity resulting from any such transaction immediately upon consummation thereof that the InSite Board (after consultation with its outside legal counsel and its financial advisor or advisors) determines in good faith (i) to be more favorable from a financial point of view to the stockholders of InSite than the Merger and (ii) is reasonably capable of being completed in accordance with its terms.

Board Recommendation Change

Except as described below, InSite has agreed that the InSite Board will not (i) withhold, withdraw or modify in a manner adverse to Ranbaxy the InSite Board Recommendation or the approval or declaration of advisability by the InSite Board of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger) or the approval or declaration of advisability by the InSite Board of the Merger Agreement and the transactions contemplated thereby (including the Merger) or (ii) resolve, agree or propose publicly to take any such actions (an “adverse recommendation change”) or approve or permit the entry into or publicly propose to do so with respect to any Company Acquisition Agreement.

The InSite Board may make an adverse recommendation change in the following circumstances:

•	if, at any time prior to obtaining the InSite Stockholder Approval (i) InSite receives a Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of the non-solicitation covenants set forth in the Merger Agreement and (iii) the InSite Board determines in good faith after consultation with its outside legal counsel and with its financial advisor that (A) such Company Acquisition Proposal constitutes a Company Superior Proposal, and (B) in light of such Company Acquisition Proposal, failure to make an adverse recommendation change would be inconsistent with the directors’ fiduciary obligations under applicable law (in which case the InSite Board may also terminate the Merger Agreement to enter into a definitive Company Acquisition Agreement with respect to such Company Superior Proposal); provided, however, that InSite will not terminate the Merger Agreement pursuant to the foregoing, and any purported termination pursuant to the foregoing will be void and of no force or effect, unless in advance of or concurrently with such termination InSite pays, or causes to be paid, the Termination Fee to Ranbaxy in immediately available funds as described in “Termination Fee; Effect of Termination” in this Section 12(a)—“Merger Agreement.”

•	if (i) an intervening event (as defined below) occurs or arises after the date of the Merger Agreement and prior to obtaining the InSite Stockholder Approval and (ii) the InSite Board determines in good faith after consultation with its outside legal counsel and with its financial advisor that in light of the existence of such intervening event, failure to make an adverse recommendation change would constitute a breach of the directors’ fiduciary obligations under applicable law.

As used herein, an “intervening event” means a material development or change in circumstances in the business, results of operations or financial condition of InSite and its subsidiaries (other than and not related to (A) a Company Acquisition Proposal or (B) a development or change in circumstances related to the marketing or development of BromSite™ or (C) a development or change in circumstances relating to the availability of financing or capital or the terms thereof) that was neither known to nor reasonably foreseeable by the InSite Board on or prior to the date of the Merger Agreement.

Written Notice of Adverse Recommendation Change

Prior to making any adverse recommendation change as a result of a Company Superior Proposal or an intervening event or terminating the Merger Agreement to enter into a definitive acquisition agreement with respect to a Company Superior Proposal, InSite will deliver to Ranbaxy a written notice stating that the InSite Board intends to take such action and, together with such notice, provide a copy of the proposed form of the Company Acquisition Agreement or a description of the intervening event, as applicable. During the four business day period commencing, if Ranbaxy’s receipt of such notice is prior to 5:00 p.m. Pacific Coast time, on the date of Ranbaxy’s receipt of such notice, or, if such receipt is after 5:00 p.m. Pacific Coast time, on the business day first following the date of Ranbaxy’s receipt of such notice, InSite will make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with Ranbaxy and its representatives (to the extent Ranbaxy desires to negotiate) regarding a possible amendment to the Merger Agreement so that the Company Acquisition Proposal that is the subject of the notice ceases to be a Company Superior Proposal or so as to obviate the need for an adverse recommendation change as a result of the intervening event. Any written proposal made by Ranbaxy to amend the Merger Agreement during this period will be considered by the InSite Board in good faith. With respect to a notice delivered in connection with a Company Acquisition Proposal, each time the financial or other material terms of such Company Acquisition Proposal are amended, InSite will deliver to Ranbaxy a new notice (including as attachments thereto a copy of the new Company Acquisition Agreement related to such amended proposal and copies of any material documents related thereto), and the period to negotiate any possible amendment to the Merger Agreement will be extended by an additional two business days from the date of Ranbaxy’s receipt of such new notice.

Regulatory Approvals

Each party to the Merger Agreement will use commercially reasonable efforts to:

•	as soon as practicable, obtain from any governmental authority all waivers, consents, licenses, orders and other approvals required to be obtained in connection with the transactions contemplated by the Merger Agreement and make all necessary filings required to be made in connection with the transactions contemplated by the Merger Agreement;

•	as soon as practicable, obtain all consents from third parties that are necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement;

•	as soon as practicable, execute and deliver any additional instruments necessary to consummate any of the transactions contemplated by the Merger Agreement; and

•	as soon as practicable, provide all such information concerning such party, its subsidiaries and its subsidiaries’ officers, directors, employees and partners as may reasonably be requested in connection with any of the matters described above.

Each of Ranbaxy and InSite agree to:

•	make such filings with governmental authorities as are required in connection with the transactions contemplated by the Merger Agreement; and

•	cooperate in good faith with the other party in obtaining any consents from governmental authorities and in connection with resolving any investigation or other inquiry of any governmental authority with respect to such filings.

Each of Ranbaxy and InSite will coordinate with respect to the overall strategy relating to obtaining any consents form governmental authorities.

No party may directly or indirectly enter into any agreement with a governmental authority related to the Merger Agreement or the transactions contemplated thereby without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed). Neither InSite nor any of its subsidiaries will (without the written consent of Ranbaxy) offer or agree to divest, license or otherwise commit any of InSite, Ranbaxy or any of their respective subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets, and neither Ranbaxy nor any of its subsidiaries will (without the written consent of InSite) offer or agree to divest, license or otherwise commit any of InSite, Ranbaxy or any of its subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets.

Preparation of Proxy Statement; InSite Stockholders Meeting

InSite has agreed to:

•	as promptly as practicable (and in any event, within five business days after the commencement of the Offer), file a preliminary proxy statement with the SEC and use commercially reasonable best efforts to respond as promptly as practicable to any comments from the SEC, and, if adoption of the Merger Agreement is required under applicable law to complete the Merger after the completion of the Offer or the termination of the Offer in accordance with the Merger Agreement, cause a definitive proxy statement related to the adoption of the Merger Agreement by the stockholders of InSite to be printed and mailed to the stockholders of InSite;

•

if adoption of the Merger Agreement by the stockholders of InSite is required under applicable law, after the Purchaser accepts for payment Shares validly tendered in the Offer and, if applicable, the Subsequent Offering Period, or after the termination of the Offer in accordance with the Merger Agreement, then InSite will (x) as promptly as practicable, but in any event within two business days following the later of (i) if the Offer is terminated in accordance with the Merger Agreement, the Purchaser’s request and (ii) the Proxy Statement Clearance Date (as defined below), establish a record date for and give notice of a special meeting of the stockholders of InSite to consider and vote on the adoption of the Merger Agreement, and (y) as promptly as practicable, but not later than ten (10) business days after the record date, mail the definitive proxy statement to the stockholders of record of InSite and to the other stockholders as required by Rule 14a-13 of the Exchange Act as of the record date;

•	convene and hold the special meeting of the stockholders of InSite to consider and vote on the adoption of the Merger Agreement as promptly as reasonably practicable after mailing the definitive proxy statement; provided, however, that in no event shall such meeting be initially scheduled later than twenty-one (21) business days following the date the proxy statement is mailed to the stockholders of InSite;

•	use its commercially reasonable efforts to solicit proxies from its shareholders in favor of the adoption of the Merger Agreement; and

•	not to adjourn, postpone, delay or cancel the special meeting without the prior written consent of Ranbaxy; provided that InSite may adjourn, postpone, delay or cancel the special meeting without the prior consent of Ranbaxy if and to the extent that: (i) there are holders of an insufficient number of shares of InSite Common Stock present or represented by a proxy at the special meeting to constitute a quorum at the special meeting, provided that any such adjournments, postponements or delays shall not cause the special meeting to be reconvened on a date that is beyond the date that is sixty (60) days from the date of the mailing of the definitive proxy statement; (ii) InSite has not received proxies representing a sufficient number of shares of InSite Common Stock to adopt the Merger Agreement, provided that any such adjournments, postponements or delays shall not cause the special meeting to be reconvened on a date that is beyond the date that is 60 days from the date of the mailing of the definitive proxy statement; (iii) such adjournment, postponement, delay or cancellation is required by applicable law or a request from the SEC or its staff; or (iv) in the good faith judgment of the InSite Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the special meeting could be reasonably likely to not allow sufficient time under applicable laws for the distribution of any required or appropriate supplement or amendment to the definitive proxy statement.

The proxy statement related to the adoption of the Merger Agreement by the stockholders of InSite must include (i) the InSite Board Recommendation and (ii) the fairness opinion with respect to the merger consideration to be paid under the QLT Merger Agreement delivered to the InSite Board by Roth Capital Partners LLC, together with a summary thereof.

“Proxy Statement Clearance Date” the date on which the SEC (or the staff of the SEC), orally or in writing, confirms that it has no further comments on the proxy statement to be filed by InSite related to the adoption of the Merger Agreement by the stockholders of InSite, including the first business day that is at least ten calendar days after the filing of the preliminary proxy statement if the SEC has not informed InSite that it intends to review the proxy statement.

Additional Agreements

The Merger Agreement contains certain other covenants, including covenants relating to cooperation between Ranbaxy and InSite in the preparation of the tender offer, of which this Schedule TO forms a part, and InSite’s proxy statement, other filings to be made with the SEC and other governmental filings, obtaining consents, access to information and performing their respective obligations regarding public announcements. Ranbaxy and InSite have further agreed, as applicable, to the following additional covenants and agreements in the Merger Agreement, among others:

•	Ranbaxy and InSite will take all steps necessary to cause any dispositions of InSite common stock or acquisitions of Ranbaxy common shares resulting from the transactions contemplated under the Merger

Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act (with respect to InSite) or will become subject to such reporting requirements (with respect to Ranbaxy) to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	InSite will give Ranbaxy the opportunity to participate in, but not control, InSite’s defense or settlement of any stockholder litigation against InSite and/or its directors or executive officers relating to the Merger Agreement or the transactions contemplated thereby; InSite agrees that it will not settle any such litigation without the prior written consent of Ranbaxy, such consent not to be unreasonably withheld, conditioned or delayed;

•	Ranbaxy will cooperate fully with each former holder of shares of InSite common stock who receives the Merger Consideration to allow such holder to determine and comply with its obligations under U.S. tax law and to make any U.S. tax elections that may be available to such holder; and

•	prior to the Acceptance Time and to the extent permitted by applicable law, the compensation committee of the InSite Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding that has been or will be entered into by the Purchaser, InSite or their respective affiliates with any of the officers, directors or employees of InSite pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Conditions to the Completion of the Merger

The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable law, may be waived by InSite and/or Ranbaxy, as applicable.

The following conditions must be satisfied or waived before InSite or Ranbaxy is obligated to complete the Merger:

•	if the adoption of the Merger Agreement by stockholders of InSite is required by applicable law, stockholders of InSite shall have adopted the Merger Agreement;

•	no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the Merger or the issuance of Ranbaxy common shares pursuant to the transactions contemplated by the Merger Agreement; and

•	if the conditions to the Offer have been satisfied, the Purchaser shall have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided, however, that neither Ranbaxy nor the Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, the Purchaser fails to purchase any Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Only if the Acceptance Time shall not have occurred, the obligations of InSite to complete the Merger are also conditioned on the satisfaction or waiver of the following conditions:

•	as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by Ranbaxy in the Merger Agreement relating to the authorized capital stock of Ranbaxy shall be true and correct, except for any issuances permitted pursuant to the Merger Agreement;

•

as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by Ranbaxy in the Merger Agreement relating to organization, corporate standing, subsidiaries, capitalization, conflicts with organizational documents, brokerage and finder’s fees, and

Section 203 of the DGCL shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications) in all material respects;

•	as of the closing date, certain representations and warranties made by Ranbaxy in the Merger Agreement relating to the Ranbaxy common shares to be issued in connection with the transactions contemplated by the Merger Agreement and the absence of certain changes since December 31, 2014 through the date of the Merger Agreement shall be true and correct;

•	the remaining representations and warranties made by Ranbaxy in the Merger Agreement shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications) as of the date of the Merger Agreement and as of the closing date, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on Ranbaxy;

•	each of Ranbaxy and Purchaser shall have complied in all material respects with their obligations and agreements in the Merger Agreement and shall have complied in all material respects with the covenants to be performed or complied with on or before the closing date; and

•	InSite shall have received a certificate dated the closing date and validly executed by an executive officer of Ranbaxy to the effect that the foregoing conditions have been satisfied.

Only if the Acceptance Time shall not have occurred, the obligations of Ranbaxy and Purchaser to complete the Merger are also conditioned on the satisfaction or waiver of the following conditions:

•	as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by InSite in the Merger Agreement relating to the authorized capital stock of InSite shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications), except for any de minimis inaccuracies and other than with respect to any issuances permitted pursuant to the Merger Agreement;

•	as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by InSite in the Merger Agreement relating to organization, corporate standing, subsidiaries, corporate power and authority, conflicts with organizational documents, brokerage and finder’s fees, and Section 203 of the DGCL shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications) in all material respects;

•	as of the closing date, certain representations and warranties made by InSite in the Merger Agreement relating to the absence of certain changes since December 31, 2014 through the date of the Merger Agreement shall be true and correct;

•	the remaining representations and warranties made by InSite in the Merger Agreement shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications) as of the date of the Merger Agreement and as of the closing date, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on InSite;

•	InSite shall have complied in all material respects with its obligations and agreements in the Merger Agreement and shall have complied in all material respects with the covenants to be performed or complied with on or before the closing date;

•	since the date of the Merger Agreement, there shall not have occurred any Events that have had or would have a Material Adverse Effect on InSite; and

•	Ranbaxy shall have received a certificate dated the closing date and validly executed by the chief financial officer of InSite to the effect that the foregoing conditions have been satisfied.

Indemnification

From and after the earlier of the Acceptance Time and the Effective Time, Ranbaxy will cause the Surviving Corporation to indemnify, defend and hold harmless, and provide advancement of expenses to all present or former directors and officers of InSite or any of its subsidiaries as provided in InSite’s organizational documents or any indemnification agreement to which such a party is bound and which is in effect as of the date of the Merger Agreement will continue in full force and effect from and after the Effective Time.

In addition, InSite may purchase a “tail” directors’ and officers’ liability insurance policy in effect for six years from the closing date covering those persons who are currently covered by the directors’ and officers’ liability insurance policies of InSite on terms not less favorable than such existing insurance coverage; provided that InSite shall not spend premiums for any of such insurance to the extent it would exceed 300% of InSite’s then current annual premium for directors’ and officers’ liability insurance.

From and after the Effective Time, Ranbaxy will provide to the directors and officers of InSite that become directors or officers of Ranbaxy (including the Surviving Corporation) such directors’ and officers’ liability and insurance and indemnification agreements on the same basis and terms that are at least as favorable to those terms that are provided to any other director or officer of Ranbaxy.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing in the following ways:

•	by mutual written consent of InSite and Ranbaxy;

•	by either Ranbaxy or InSite if there shall be any legal requirement that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent governmental authority enjoining InSite or Ranbaxy from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement pursuant to the foregoing has used its commercially reasonable efforts to render inapplicable such legal requirement or remove such judgment, injunction, order or decree;

•	by either Ranbaxy or InSite if neither the Acceptance Time nor the Effective Time shall have occurred on or before 11:59 p.m., Eastern Time, on January 29, 2016 (the “End Date”), except that the right to so terminate the Merger Agreement will not be available to Ranbaxy or InSite if its material breach of any obligation under the Merger Agreement has been the cause of or resulted in the failure of such time to occur by the End Date;

•	by Ranbaxy prior to the earlier of the Acceptance Time and obtaining the InSite Stockholder Approval, (i) at any time following an adverse recommendation change by the InSite Board (as described under “Board Recommendation Change” in this Section 12(a)—“Merger Agreement”) or (ii) if after the date of the Merger Agreement a Company Acquisition Proposal is publicly announced or disclosed and the InSite Board fails to affirm the InSite Board Recommendation within five business days after receipt of a written request from Ranbaxy to do so (provided, that in no event will the InSite Board be required to affirm the InSite Board Recommendation more than once with respect to any particular Company Acquisition Proposal or more than once with respect to a material amendment thereof);

•	by either Ranbaxy or InSite if the meeting of stockholders of InSite has concluded (including after taking into account any adjustment or postponement thereof), the stockholders of InSite voted and the InSite Stockholder Approval shall not have been obtained;

•

by either Ranbaxy or InSite if prior to the earlier of the Acceptance Time or the Effective Time there is a breach by the other party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any Event shall have occurred, which breach or event would result in (i) the failure of one or more conditions described in the first through the fifth bullet point in the third paragraph under “Conditions to the Completion of the Merger” in this Section 12(a)—“Merger Agreement” (in the case of a breach by, or Event with respect to, Ranbaxy) or (ii) the failure of one or more conditions described in the first through the sixth bullet point in the fourth paragraph under “Conditions to the Completion of the Merger” in this Section 12(a)—“Merger Agreement” (in the case of a breach by, or Event with respect to, InSite), in each case, to be satisfied on or prior to the End

Date, and such breach or Event is not capable of being cured or remains uncured by the earlier of (x) the End Date and (y) 30 business days after detailed written notice thereof has been received by the party alleged to be in breach; provided, however, that the party seeking to terminate the Merger Agreement for these reasons is not then in material breach of any representation, warranty or covenant under the Merger Agreement;

•	by Ranbaxy prior to the earlier of the Acceptance Time or the receipt of the InSite Stockholder Approval if InSite is in material breach of its agreement under the Merger Agreement not to (i) solicit, initiate or knowingly encourage, knowingly cooperate with any person regarding, or knowingly facilitate (including by way of furnishing material, non-public information) any inquiries or proposals regarding a Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement, other than any Acceptable Confidentiality Agreement, regarding, or that is intended to result in, or would reasonably be expected to lead to, any Company Acquisition Proposal (each of the foregoing are referred to as the “non-solicitation covenants”); or

•	by InSite in connection with an adverse recommendation change, as described under “Board Recommendation Change” in this Section 12(a)—“Merger Agreement.”

Termination Fee; Effect of Termination

Under the Merger Agreement, if the Merger Agreement is terminated by (i) Ranbaxy in the circumstances described in the fourth or seventh bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, or (ii) by InSite or Ranbaxy in the circumstances described in the fifth bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, at a time when Ranbaxy could have terminated the Merger Agreement as described in the fourth bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, then InSite will pay to Ranbaxy a termination fee in an amount equal to $2,667,000 (the “Termination Fee”). Concurrently with the payment of the Termination Fee, if the Merger Agreement is terminated by Ranbaxy in the circumstances described in the fourth or seventh bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, then InSite will also pay an amount to Ranbaxy equal to the QLT Termination Fee.

If the Merger Agreement is terminated by InSite in connection with an adverse recommendation change, as described under “Board Recommendation Change” in this Section 12(a)—“Merger Agreement”, then InSite will pay the Termination Fee to Ranbaxy concurrently with such termination.

If the Merger Agreement is terminated by Ranbaxy or InSite either (i) because the Merger has not been consummated by the End Date (in the event neither the Acceptance Time has occurred nor has the requisite vote for approval of the Merger by the InSite stockholders been obtained) or (ii) because the InSite Stockholder Approval has not been obtained, and, in the case of clause (i), prior to the termination of the Merger Agreement or, in the case of clause (ii), prior to the special meeting of InSite stockholders at which the InSite Stockholder Approval was not obtained, (x) a Company Acquisition Proposal was publicly announced or disclosed and (y) within twelve months after the date of such termination, InSite enters into a definitive agreement to engage in a Company Competing Transaction or consummates a Company Competing Transaction, then InSite will, prior to the consummation of the Company Competing Transaction, pay to Ranbaxy an amount in cash equal to the Termination Fee plus the QLT Termination Fee (provided that for the purposes of this termination provision, the references in the definition of Company Competing Transaction, as described under “Third Party Acquisition Proposals” in this Section 12(a)—“Merger Agreement”, to “15%” will be deemed to be references to 50%).

If the Merger Agreement is terminated (i) by Ranbaxy in the circumstances described in the fourth bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, (ii) in the circumstances described in the sixth bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, due to a breach by InSite of any of the covenants of InSite in the Merger Agreement, (iii) by Ranbaxy in the circumstances described in the seventh bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, or (iv) in the circumstances described in the eighth bullet point under “Termination of the Merger Agreement” in this Section 12(a)—“Merger Agreement”, then InSite will pay to Ranbaxy an amount equal to the termination fee due under the QLT Merger Agreement.

In no event will InSite be required to pay the Termination Fee or the QLT Termination Fee on more than one occasion, nor shall InSite be required to pay the Termination Fee or the QLT Termination Fee to both Ranbaxy and the Purchaser in combination with the other. If the Termination Fee (and the QLT Termination Fee, if applicable) is paid by InSite and accepted by Ranbaxy, such payment will be the sole and exclusive remedy of Ranbaxy and its subsidiaries, affiliates, stockholders and representatives and their respective successors and assigns against InSite or any of its subsidiaries, stockholders, affiliates or representatives and their respective successors and assigns pursuant to the Merger Agreement.

Obligations in Event of Termination

In the event of a termination as described above, the Merger Agreement will become void and of no effect except for certain sections of the Merger Agreement. Such termination will not relieve any party to the Merger Agreement of any liability for any breach of any representation or warranty known by the party making such representation or warranty to be materially untrue or any willful or intentional breach of any covenant or agreement set forth in the Merger Agreement. In the case of the preceding sentence, the non-breaching party will be entitled to seek damages based on what such party believes to be an appropriate theory of damages.

Expenses

Whether the transactions contemplated by the Merger Agreement are or are not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereunder will be paid by the party incurring such costs and expenses, subject to certain exceptions, including the following:

•	Ranbaxy shall reimburse InSite for its reasonable and documented out of pocket costs incurred in preparing, printing and mailing the proxy statement in an amount not to exceed $250,000; and

•	any payments under “Termination Fee; Effect of Termination” in this Section 12(a)—“Merger Agreement.”

Amendment

Any provision of the Merger Agreement may, at any time prior to the Effective Time, be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by Ranbaxy, InSite and Purchaser; provided, however, that after receipt, if required by applicable Law, of the approval of the stockholders of InSite, no amendment, modification or supplement of the Merger Agreement will be made unless, to the extent required by applicable law, such amendment is approved by stockholders of InSite.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Injunctive Relief

Ranbaxy and InSite have acknowledged and agreed that each would be irreparably harmed if any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached and that money damages would not be an adequate remedy at law for such non-performance or breach. Accordingly, Ranbaxy and InSite agree that each will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of the Merger Agreement and agree to enforce specifically the terms and provisions of the Merger Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware without regard to any bonding requirement under applicable law.

(b)	Secured Note.

In connection with the execution of the Merger Agreement, on September 15, 2015, InSite and Ranbaxy entered into the Secured Note pursuant to which Ranbaxy agreed, subject to the terms and conditions thereof, to provide a secured line of credit of up to $11,914,194.52 to InSite. Interest accrues on the amounts borrowed at the rate of 12% per annum.

The Secured Note is secured by a first priority security agreement over substantially all of the assets of InSite pursuant to the terms of a Security Agreement, dated as of September 15, 2015, between InSite and Ranbaxy. The Secured Note also includes (i) certain restrictive covenants which restrict the ability of InSite and its subsidiaries to, among other things, incur indebtedness, grant liens on their assets, pay dividends or sell assets and (ii) events of default, including failure to pay amounts when due, breaches of representations and warranties in the loan documents and certain bankruptcy events.

All borrowings under the Secured Note will be due and payable at the closing of the Merger or 12 months following the termination of the Merger Agreement except that InSite’s obligation to repay those amounts will accelerate and become due and payable on the occurrence of any event of default or on the termination of the Merger Agreement under the following circumstances: (1) Ranbaxy terminates the Merger Agreement as a result of the InSite Board (A) changing or withdrawing the InSite Board Recommendation following the time of its receipt of a Company Superior Proposal (as defined in the Merger Agreement) or (B) failing to reaffirm the InSite Board Recommendation within five days of Ranbaxy requesting such reaffirmation following a publicly announced Company Acquisition Proposal (as defined in the Merger Agreement); (2) InSite terminates the Merger Agreement to engage in a competing transaction constituting a Company Superior Proposal; or (3) InSite completes a competing transaction following certain termination events under the Merger Agreement.

Pursuant to a certain Securities Purchase Agreement, dated as of October 9, 2014, InSite issued 12% Senior Secured Notes (the “InSite Notes”) to certain noteholders (“InSite Noteholders”) and, in connection therewith, granted security for the payment and performance of such obligations to U.S. Bank National Association, as collateral agent for InSite Noteholders.

In connection with the above, certain InSite Noteholders holding in the aggregate $5.25 million principal amount of the InSite Notes and InSite entered into Amendment, Waiver and Consent (collectively the “Amendment, Waiver and Consents”) whereby certain terms, including the maturity date, of the InSite Notes were amended. Under such Amendment, Waiver and Consents, the outstanding principal balance of all InSite Notes together with all accrued and unpaid interest hereunder becomes due and payable in a lump sum on the day which is the earlier to occur of (i) the Closing Date (as is defined in the Merger Agreement) and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consents, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consents within 10 days after the consummation of the Merger, and the InSite Noteholders party to the Amendment, Waiver and Consent also agreed to waive any optional redemption rights in respect of the InSite Notes.

(c)	Confidentiality Agreement.

On January 31, 2014, Sun Pharma and InSite entered into a confidentiality agreement (as amended, the “Confidentiality Agreement”) and amended the Confidentiality Agreement on August 7, 2015. Under the

Confidentiality Agreement, the parties agreed that, subject to certain exceptions, any non-public information furnished by one party (the “Disclosing Party”) to the other party or its representatives (the “Receiving Party”) would, for a period of seven years from the date of the Confidentiality Agreement be used by the Receiving Party solely for the purpose of evaluating and negotiating a transaction with the Disclosing Party. The Confidentiality Agreement also included a standstill provision with a term of the earlier of (i) the date a possible transaction between the parties is complete and (ii) January 31, 2017. The Confidentiality Agreement contains a non-solicitation provision that prohibited each party from directly or indirectly soliciting for employment or otherwise retaining any person then employed or retained by the other party until July 31, 2015, subject to certain exceptions.

13. Source and Amount of Funds

The Offer is not conditioned on the procurement of any financing. The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $62.7 million. The Purchaser intends to obtain such funds by means of a capital contribution from Ranbaxy, and Ranbaxy intends to obtain such funds from its cash on hand.

The Purchaser believes that the financial condition of the Purchaser and Ranbaxy is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Purchaser, through its parent company, Ranbaxy, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger, (c) the Offer is not subject to any financing condition and (d) if the Purchaser consummates the Offer, Ranbaxy will acquire any remaining Shares for the same cash price in the Merger.

14. Dividends and Distributions

The Merger Agreement provides that, without the prior written consent of Ranbaxy or as may be required by law, InSite will not, and will not permit any of its subsidiaries to, prior to the Effective Time, directly or indirectly, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock, other than dividends (i) paid by any of the subsidiaries of InSite to InSite or any of its wholly owned subsidiaries, (ii) in connection with the settlement of the InSite Warrants or (iii) the acceptance of shares of InSite Common Stock as payment for the exercise price of InSite Options or for withholding taxes incurred in connection with the exercise of InSite Options or the vesting or settlement of InSite options in accordance with past practice and the terms of the applicable award agreements. See Section 12—“Merger Agreement; Other Agreements” of this Offer to Purchase.

15. Conditions of the Offer

Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act)) pay for, and may delay the acceptance for payment of, or (subject to any rules and regulations) the payment for, any tendered Shares and, to the extent permitted by the Merger Agreement, may terminate the Offer (x) upon termination of the Merger Agreement and (y) at any scheduled Expiration Time (subject to any extensions of the Offer), if:

(i)	the Minimum Condition has not been satisfied;

(ii)	any of the following conditions has not been satisfied:

(a)	there is no outstanding judgment, injunction, order or decree of a competent governmental authority that shall have been entered and shall continue to be in effect, and no law has been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the Merger;

(b)	certain representations and warranties made by InSite in the Merger Agreement relating to the authorized capital stock of InSite shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications), except for any de minimis inaccuracies and other than with respect to any issuances permitted pursuant to the Merger Agreement, at and as of the date of the Expiration Time as though made at and as of such time;

(c)	certain representations and warranties made by InSite in the Merger Agreement relating to organization, corporate standing, subsidiaries, corporate power and authority, conflicts with organizational documents, brokerage and finder’s fees, and Section 203 of the DGCL shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications) in all material respects at and as of the date of the Expiration Time as though made at and as of such time;

(d)	certain representations and warranties made by InSite in the Merger Agreement relating to the absence of certain changes since December 31, 2014 through the date of the Merger Agreement and termination of the QLT Merger Agreement shall be true and correct at and as of the date of the Expiration Time as though made at and as of such time;

(e)	all other representations and warranties made by InSite in the Merger Agreement shall be true and correct (disregarding all materiality or Material Adverse Effect qualifications) at and as of the date of the Expiration Time as though made at and as of such time, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on InSite;

(f)	InSite shall have performed in all material respects its obligations and agreements under the Merger Agreement and shall have complied in all material respects with the covenants to be performed and complied with by it under the Merger Agreement at or prior to the Expiration Time of the Offer;

(g)	since the date of the Merger Agreement, there shall not have occurred any event, change or effect that has had or would have a Material Adverse Effect (as defined below) on InSite;

(h)	InSite shall have furnished Ranbaxy with a certificate dated the Expiration Time of the Offer signed on its behalf by the Chief Financial Officer of InSite to the effect that the conditions set forth in paragraphs (b), (c), (d), (e), (f) and (g) above have not occurred; or

(i)	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Ranbaxy and the Purchaser and may be asserted by Ranbaxy or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived in writing (as permitted by applicable law) by Ranbaxy or the Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement; however, in no event may Ranbaxy or the Purchaser waive the Minimum Condition. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Ranbaxy and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Ranbaxy or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Legal Matters; Required Regulatory Approvals

General. Except as set forth in this Offer to Purchase, based on its examination of publicly available information filed by InSite with the SEC and other publicly available information concerning InSite, neither Ranbaxy nor the Purchaser is aware of any licenses or regulatory permits that appear to be material to the business of InSite and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser’s acquisition of Shares in the Offer, or of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares pursuant to the Offer. Should any such approval or other action be required, Ranbaxy and the Purchaser expect to seek such approval or action, except as described under “—State Takeover Laws.” There can be no assurance that any such approval or other action, if required, would be obtained or would be obtained without substantial conditions, or that adverse consequences to InSite’s business might not result. Except as otherwise described in this Offer to Purchase, although neither Ranbaxy nor the Purchaser presently intends to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in consequences adverse to InSite’s business or that certain parts of InSite’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

State Takeover Laws. A number of states (including Delaware, where InSite is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The InSite Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by InSite and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the InSite Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Ranbaxy nor InSite has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Conditions of the Offer” of this Offer to Purchase.

The foregoing discussion of certain provisions of the DGCL is not a complete description of the DGCL or of those provisions thereof and is qualified in its entirety by reference to the DGCL.

U.S. Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations that have been promulgated thereunder, certain transactions may not be consummated until notifications have been given and information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. We do not believe the Offer or the Merger to be subject to these requirements.

At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division, the FTC, or others (including states and private parties) could nonetheless take action under the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of InSite or its subsidiaries or Sun Pharma or its subsidiaries. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, regarding the result thereof.

17. Fees and Expenses

Ranbaxy has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact the stockholders of InSite by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Ranbaxy will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for certain out-of-pocket expenses. Ranbaxy has agreed to indemnify the Information Agent and related parties against certain liabilities and expenses in connection with the Offer. In addition, Ranbaxy and the Purchaser have retained American Stock Transfer & Trust Company, LLC as Depositary in connection with the Offer. Ranbaxy will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for certain out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection with the Offer.

Except as set forth above, none of Sun Pharma, Ranbaxy or the Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Ranbaxy will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

None of Sun Pharma, Ranbaxy or the Purchaser is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Sun Pharma, Ranbaxy or the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Sun Pharma, Ranbaxy and the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Sun Pharma, Ranbaxy and the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, stockholders of InSite in that state. Sun Pharma, Ranbaxy and the Purchaser have filed with the SEC the Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, InSite has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the InSite Board with respect to the Offer and the reasons for the recommendation of the InSite Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning InSite” and Section 9—“Certain Information Concerning Sun Pharma, Ranbaxy and the Purchaser” of this Offer to Purchase.

None of Sun Pharma, Ranbaxy or the Purchaser has authorized any person to give any information or to make any representation on behalf of Sun Pharma, Ranbaxy or the Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Sun Pharma, Ranbaxy, the Purchaser, InSite or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

THEA ACQUISITION CORP.

September 29, 2015

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF SUN PHARMACEUTICALS INDUSTRIES LTD.,

RANBAXY, INC. AND THEA ACQUISITION CORP.

SUN PHARMACEUTICALS INDUSTRIES LTD.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each of the members of the board of directors and each executive officer of Sun Pharmaceuticals Industries Ltd. Unless otherwise noted, the current business address of each person identified below is Sun House, Plot No. 201/B-1, Western Express Highway, Goregaon (East), Mumbai—400063, India, and the current business phone number of each of these individuals is +91 22 43244324. Unless otherwise noted, each person identified below is a citizen of India.

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years

Sunil Ajmera	Company Secretary	Company Secretary, Sun Pharmaceutical Industries Ltd.	Same as present employment

Uday Baldota	Chief Financial Officer	Chief Financial Officer, Sun Pharmaceutical Industries Ltd.	Senior Vice President of Investor Relations, Sun Pharmaceutical Industries Ltd. (2010–2012) Senior Vice President of Accounts and Finance, Sun Pharmaceutical Industries Ltd. (2012–2014)

Ashok I. Bhuta	General Manager of Legal & Secretarial & Compliance Officer	General Manager of Legal & Secretarial & Compliance Officer, Sun Pharmaceutical Industries Ltd.	Deputy General Manager of Legal & Secretarial & Compliance Officer, Sun Pharmaceutical Industries Ltd. (2004–2014)

Manjeet Bindra Citizen of the United States of America	Chief Data Reliability Officer	Chief Data Reliability Officer, Sun Pharmaceutical Industries Ltd.

Vice President of QA/QC, Ranbaxy Laboratories Ltd.

(2010–2011)

Vice President of Quality, Ranbaxy Laboratories Ltd.

(2011)

Chief Data Reliability Officer, Ranbaxy Laboratories Ltd. (2011–2014)

Chief Technical Officer, Ranbaxy Laboratories Ltd. (2014–2015)

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years

S. Mohanchand Dadha	Director

Independent Director, Sun Pharmaceutical Industries Ltd.

Director, Wardex Pharmaceuticals Private Limited

Director, Dadha Pharma Private Ltd.

Director, Sun Pharma Advanced Research Company Ltd.

Director, Netmeds Market Place Limited

Director, Sun Pharma Laboratories Limited

Director, Kerala Chemists and Distributors Alliance Limited (2007–2012) Director, Abhaya Education Private Limited (2011–2014)

Ashwin Dani	Director

Independent Director, Sun Pharmaceutical Industries Ltd.

Director, Resins and Plastics Limited

Director, Gujarat Organics Limited

Director, Hitech Plast Limited

Director, Asian Paints Limited

Director, ACC Limited

Director, Rayirath Holding and Trading Company Private Limited

Director, Smiti Holding and Trading Company Private Limited

Director, Isis Holding and Trading Company Private Limited

Director, Canes Venatici Trading Private Limited

Director, Hydra Trading Private Limited

Director, Rituh Holding and Trading Company Private Limited

Director, Avinash Holding and Trading Company Private Limited

Director, PPG Asian Paints Private Limited (1997–2012)

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years

Sailesh T. Desai	Director

Director, Sun Pharmaceutical Industries Ltd.

Director, Sun Pharma Laboratories Ltd.

Director, Pratham Premises Owners Maintenance Co. Ltd.

Director, Shantilal Shanghvi Foundation

Director, MJ Pharmaceuticals Private Limited

Body Corporate as Designated Partner, Silverstreet Developers LLP

Director, Sun Fastfin Services Private Limited (1999–2011)

Kirti Ganorkar	Senior Vice President of Business Development	Senior Vice President of Business Development, Sun Pharmaceutical Industries Ltd.	Vice President of Business Development, Sun Pharmaceutical Industries Ltd. (2005–2010)

Anil Kumar Jain	Chief Executive Officer of API Business	Chief Executive Officer of API Business, Sun Pharmaceutical Industries Ltd.	Chief Operation Officer, Aurobindo Pharma (2002–2015)

Azadar Khan		Vice President, India Corporate Relations, India Regulatory & Clinical Trial, Sun Pharmaceutical Industries Ltd.	Vice President—Human Resources, Sun Pharmaceutical Industries Ltd. (2010–2014)

Yashwant Mahadik	Chief HR Officer (Executive Vice President) of Human Resources	Chief HR Officer (Executive Vice President) of Human Resources, Sun Pharmaceutical Industries Ltd.	Senior Vice President—Global Head of HR Business Transformation, IT & Operations, Philips India Ltd. (2010–2015)

Israel Makov	Director	Chairman, Sun Pharmaceutical Industries Ltd. Chairman, BioLight Israeli Life Sciences Investments Ltd. Chairman, Micromedic Technologies Ltd.	Chairman and Director, Given Imaging Ltd. (2007–2014) Chairman, Netafin (2009–2012)

Subodh Marwah	Vice President of Global Consumer Healthcare	Vice President of Global Consumer Healthcare, Sun Pharmaceutical Industries Ltd.	Marketing Director, Carlsberg Group (2011–2013) Vice President Marketing, Reuters Market Light, Thomson Reuters (2009–2011)

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years

Keki M. Mistry	Director

Independent Director of Sun Pharmaceutical Industries Ltd.

Managing Director, Housing Development Finance Corporation Limited

Director, Gruh Finance Limited

Director, HDFC Standard Life Insurance Co. Ltd.

Director, HDFC Ergo General Insurance Co. Ltd.

Director, HDFC Bank Limited

Director, Great Ship India Limited

Director, HDFC Asset Management Company Limited

Director, Torrent Power Limited

Additional Director, HT Parekh Foundation

Director, HCL Technologies Limited

Director, India Value Fund Advisors Private Limited (2000–2015)

Director, Association of Leasing and Financial Services Companies (2001–2011)

Director, Great Eastern Shipping Company Ltd. (2003–2014)

Director, Next Gen Publishing Limited (2005–2015)

Nominee Director, Infrastructure Leasing and Financial Services Limited (2006–2013)

Director, Shrenuj and Company Limited (2008–2015)

Director, BSE Limited (2010–2014)

Atanu Roy	Senior Vice President of Information Technology and CIO	Senior Vice President of Information Technology and CIO, Sun Pharmaceutical Industries Ltd.	Country Manager, Hewlett Packard (2001–2011) Vice President, Dr. Reddy’s Laboratories Limited (2011–2015)

Hasmukh S. Shah	Director	Independent Director of Sun Pharmaceutical Industries Ltd. Director, Atul Limited Director, Supreme Petrochem Limited Director, Flexican Bellows and Hoses Private Limited

Director, Gujarat Gas Company Limited (1999–2013)

Director, Hubergroup India Private Limited (2000–2013)

Director, Shaily Engineering Plastics Limited (2002–2012)

Director, Deepak Nitrite Limited (2003–2012)

Rekha Sethi	Director	Director of CESC Ltd. and Independent Director of Sun Pharmaceutical Industries Ltd. Director, Sun Pharma Laboratories Limited	Same as present employment

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years

Aalok Shanghvi	Vice President of International Business	Vice President of International Business, Sun Pharmaceutical Industries Ltd.	Sr. General Manager of International—Business, Sun Pharmaceutical Industries Ltd. (2011–2014)

Dilip Shanghvi	Director

Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Managing Director, Sun Pharmaceutical Industries Ltd.

Director, Sun Petrochemicals Private Limited

Director, Shantilal Shanghvi Foundation

Director, Alfa Infraprop Private Limited

Director, Aditya Clean Power Ventures Private Limited

Director, Sun Pharma Laboratories Limited (1997–2015) Director, Sun Fastfin Services Private Limited (1994–2011) Director, Aditya Thermal Energy Private Limited (2009–2015)

Dr. Rajamannar Thennati	Executive Vice President of R&D and Regulatory Affairs	Executive Vice President of R&D and Regulatory Affairs, Sun Pharmaceutical Industries Ltd.	Executive Vice President of R&D, Sun Pharma Advanced Research Co. Ltd. (2007–2014)

Sudhir V. Valia	Director

Director, Sun Pharmaceutical Industries Ltd.

Director, Sun Petrochemicals Private Limited

Director, Lakshdeep Investments and Finance Private Limited

Director, Karad Chemicals and Allied Products Private Limited

Director, Shantilal Shanghvi Foundation

Director, Sun Pharma Advanced Research Company Ltd.

Additional Director, Aditya Thermal Energy Private Limited

Director, Sun Pharma Laboratories Limited

Director, Kopta Estate Private Limited

Director, Fasttrack Housing Finance Private Limited

Director, Aditya Clean Power Ventures Private Limited

Director, Suraksha Reality Limited (2008–2013)

Director, Telewings Communications Services Private Limited (2012–2014)

Designated Partner, Silverstreet Developers LLP (2011–2013)

Body Corporate as Designated Partner, Vijay Suraksha Realty LLP (2013–2014)

RANBAXY, INC.

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each member of the board of directors and each executive officer of Ranbaxy, Inc. Unless otherwise noted, the current business address of each person identified below is 600 College Rd E # 2100, Princeton, NJ 08540, and the current business phone number of each of these individuals is (609) 720-9200. Unless otherwise noted, each person identified below is a citizen of the United States of America.

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years
Zvi Albert Citizen of the United States of America and Israel	Chief Financial Officer	Chief Financial Officer, Sun Pharmaceutical Industries, Inc.	Head of US Finance and Administration, ThromboGenics, Inc. (2013–2015) Director of Finance, Roche (2010–2013)

Stephen Manzano	General Counsel, Secretary & Corporate Compliance

Group Vice President, General Counsel, Secretary & Corporate Compliance of Sun Pharmaceutical Industries, Inc.

Group Vice President, General Counsel, Secretary & Corporate Compliance, Taro Pharmaceutical Industries Ltd.

Interim General Counsel, Secretary and VP of Compliance, Taro Pharmaceutical Industries Ltd. (2012–2014) VP, Corporate Affairs, Secretary and Associate General Counsel, Taro U.S.A. (2010–2012)

Michael Perfetto	Chief Commercial Officer	Chief Commercial Officer, Sun Pharmaceutical Industries, Inc.	Chief Commercial Officer, Taro (2013–present) Vice President of Sales and Marketing, Actavis (2003–2013)

Mukul Rathi	Treasurer	Interim Chief Financial Officer, Sun Pharmaceutical Industries, Inc.	Same as present employment

Jayesh Shah	Director & Head of Procurement	Director & Vice President of Procurement, Sun Pharmaceutical Industries, Inc. Head of Procurement, Taro Pharmaceutical Industries Ltd.	Same as present employment

Kal Sundaram Citizen of New Zealand	Director, Chief Executive Officer, President	Director, Chief Executive Officer, President, Sun Pharmaceutical Industries, Inc. Director, Chief Executive Officer, Taro Pharmaceutical Industries Ltd.	CEO, Sun Pharmaceutical Industries Ltd. (2010–2012) Director, Sun Pharmaceutical Industries Ltd. (2012–2013)

Michele Visosky	Head of Human Resources	Global Vice President, Human Resources, Taro Pharmaceutical Industries, Ltd.	Vice President, Human Resources, Taro Pharmaceutical Industries, Ltd. (2010–2014)

THEA ACQUISITION CORPORATION

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each member of the board of directors and each executive officer of Thea Acquisition Corp. Unless otherwise noted, the current business address of each person identified below is 600 College Rd E # 2100, Princeton, NJ 08540, and the current business phone number of each of these individuals is (609) 720-9200. Unless otherwise noted, each person identified below is a citizen of the United States of America.

Name, Citizenship and Business Address (If Applicable)	Office	Present Principal Occupation or Employment	Material Positions Held During the Past Five Years

Zvi Albert Citizen of the United States of America and Israel	Treasurer	Chief Financial Officer, Sun Pharmaceutical Industries, Inc.	Head of US Finance and Administration, ThromboGenics, Inc. (2013–2015) Director of Finance, Roche (2010–2013)

Stephen Manzano	Secretary

Group Vice President, General Counsel, Secretary & Corporate Compliance of Sun Pharmaceutical Industries, Inc.

Group Vice President, General Counsel, Secretary & Corporate Compliance, Taro Pharmaceutical Industries Ltd.

Interim General Counsel, Secretary and VP of Compliance, Taro Pharmaceutical Industries Ltd. (2012–2014) VP, Corporate Affairs, Secretary and Associate General Counsel, Taro U.S.A. (2010–2012)

Sunil Mehta	Director	Director, Head of Americas Manufacturing Operations, Sun Pharmaceutical Industries, Inc.	Vice President, Sun Pharmaceutical Industries Ltd. (2008–2012)

Jayesh Shah	Director & Head of Procurement	Director & Vice President of Procurement, Sun Pharmaceutical Industries, Inc. Head of Procurement, Taro Pharmaceutical Industries Ltd.	Same as present employment

Kal Sundaram Citizen of New Zealand	Director, President	Director, Chief Executive Officer, President, Sun Pharmaceutical Industries, Inc. Director, Chief Executive Officer, Taro Pharmaceutical Industries Ltd.	CEO, Sun Pharmaceutical Industries Ltd. (2010–2012) Director, Sun Pharmaceutical Industries Ltd. (2012–2013)

The Letter of Transmittal, Certificates and any other required documents should be sent or delivered by each stockholder of InSite or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Ranbaxy’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Banks and Brokers Call:

(212) 929-5500 (Call Collect) or

(800) 322-2885 (Call Toll-Free)

All Others Call Toll-Free:

(800) 322-2885

Email: tenderoffer@mackenziepartners.com